UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No  ☒

BBVA

QUARTERLY REPORT

3Q12

January-September 2012

QUARTERLY REPORT

January-September

2012

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	30-09-12	Δ%	30-09-11	31-12-11
Balance sheet (million euros)
Total assets	645,447	10.4	584,438	597,688
Customer lending (gross)	377,383	7.0	352,633	361,310
Deposits from customers	288,709	2.4	282,050	282,173
Other customer funds	160,113	16.7	137,252	144,291
Total customer funds	448,823	7.0	419,302	426,464
Total equity	43,750	9.7	39,868	40,058
Income statement (million euros)
Net interest income	11,220	16.0	9,676	13,160
Gross income	17,103	13.6	15,052	20,566
Operating income	9,000	16.1	7,753	10,615
Income before tax	2,173	(47.6)	4,145	3,770
Net attributable profit	1,656	(47.3)	3,143	3,004
Net attributable profit adjusted (1)	3,345	(3.8)	3,478	4,505
Data per share and share performance ratios
Share price (euros)	6.11	(1.1)	6.18	6.68
Market capitalization (million euros)	32,901	10.3	29,817	32,753
Net attributable profit per share (euros)	0.32	(50.3)	0.64	0.62
Net attributable profit per share adjusted (euros) (1)	0.63	(11.4)	0.71	0.93
Book value per share (euros)	8.13	(5.6)	8.61	8.35
P/BV (Price/book value; times)	0.8		0.7	0.8
Significant Ratios (%)
ROE (Net attributable profit/Average equity)	5.3		11.3	8.0
ROE adjusted (1)	10.7		12.5	11.9
ROTE (Net attributable profit/Average tangible equity)	6.7		15.2	10.7
ROTE adjusted (1)	13.5		16.8	16.0
ROA (Net income/Average total assets)	0.46		0.83	0.61
ROA adjusted (1)	0.83		0.91	0.88
RORWA (Net income/Average risk-weighted assets)	0.85		1.46	1.08
RORWA adjusted (1)	1.53		1.60	1.55
Efficiency ratio	47.4		48.5	48.4
Risk premium	1.92		1.10	1.20
NPA ratio	4.8		4.1	4.0
NPA coverage ratio	69		60	61
Capital adequacy ratios (%)
Core capital	10.8		9.1	10.3
Tier I	10.8		9.8	10.3
BIS Ratio	13.3		12.6	12.9
Other information
Number of shares (millions)	5,382	11.6	4,825	4,903
Number of shareholders	1,007,410	2.7	981,348	987,277
Number of employees (2)	117,475	6.2	110,625	110,645
Number of branches (2)	8,072	8.6	7,436	7,457
Number of ATMs (2)	20,181	10.9	18,192	18,794

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1) In 2011, during the fourth quarter, US goodwill impairment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in the third quarter of 2012, impact of Unnim badwill.

(2) Excluding Garanti.

2	BBVA Group Highlights

Group information

Relevant events

The following are the most important features of the BBVA Group’ earnings in the third quarter of 2012:

1.	In terms of solvency, BBVA comfortably passed Oliver Wyman’s stress test and continues to comply with the capital recommendations of the European Banking Authority (EBA).

2.	Positive performance of recurring revenue in all geographical regions.

3.	This has enabled the Group to absorb again a significant increase in its loan-loss provisions in Spain, in order to cover the ongoing impairment of its real estate portfolios and assets.

4.	The Group continues to strengthen its liquidity position through comprehensive management in each of the geographical areas where it operates, while improving its financing structure.

5.	The Unnim consolidation on July 27.

6.	Maintenance of the current dividend policy.

These points are discussed below in more detail.

1.	BBVA comfortably passed Oliver Wyman’s stress test.

•

The results of the stress test conducted by Oliver Wyman on 14 Spanish banking groups (90% of the banking system) were published on September 28th. It focused on an analysis of the portfolio of loans to the domestic private sector (including foreclosed real estate assets). This work has been a decisive step in restoring market confidence in the sector.

•

The study enjoys a high level of credibility, since the European authorities have monitored the process very closely and agreed on the methodology used. In addition, the data provided by the banks and the Bank of Spain has been reviewed by external auditors and independent real estate appraisers.

•

The theoretical exercise considers a stress scenario that is more negative than the one used in other countries (Portugal, Ireland and Greece), and even more severe than the one conducted in June by the International Monetary Fund (IMF) for Spain.

•	The main results and conclusions are:

-

Aggregate capital needs for the financial industry under a very adverse scenario amount to €53,700m (including the tax effect and considering the merger processes underway). Therefore, in general terms there have been no major surprises with respect to the results of the top-down exercise conducted last June (between

€51,000m and €62,000m). In addition, the amount is well below the €100,000m that the European Union has made available to the sector.

-

Even in the most adverse and highly unlikely economic scenario, seven banking groups, which account for more than 62% of the loan portfolio analyzed, have no capital needs. In short, the study once more showed the great disparity within the Spanish financial system, with a hard core of strong banks and vulnerability limited to a specific part of the industry. This clear distinction will make it easier to speed up the restructuring of the sector.

-	As expected, BBVA is one of the banks included in the group with no capital needs. It comfortably passed the stress test, thanks to its recurring revenue and soundness of its business model.

•

In fact, from a practical point of view, at the end of the third quarter the Bank continues to comply with the EBA’s recommendations. As of 30-Sep-2012 BBVA maintained the core ratio posted at the close of the first half of the year of 10.8% under Basel II.

2.	Recurring revenue continues to increase, as shown by the 2.6% growth in gross income in the quarter, excluding net trading income (NTI) and dividends. The average annual growth rate is 14.0%. The main reasons for this continue to be:

•	Strong activity in emerging markets.

•	Good management of spreads in all regions.

•	Positive performance of the insurance business.

3.	The above has enabled the Bank to absorb again a significant increase in loan-loss provisions aimed at reflecting the impairment of assets related to the Spanish real estate sector. So far this year, the Group has set aside provisions of €2.9 billion (€1.6 billion in the third quarter), including both loan-loss provisions and provisions for foreclosed and acquired assets within the scope of Royal Decree-Laws 02/2012 and 18/2012, thus complying with two-thirds of the provisions required in total by both RDL’s. After making these provisions, BBVA posted a cumulative net attributable profit of €1,656m (€146m in the third quarter).

4.	Comprehensive liquidity management, which enables the Group to maintain a comfortable position. The following is worth mentioning in this regard:

•	BBVA has successfully completed several issues of senior debt in Europe and other placements in the Americas (Mexico and Peru, among other countries) with a significant level of demand.

Relevant events	3

•

Growth in customer deposits. The increased proportion of retail deposits on the liability side of the balance sheet in all the geographical areas continues to allow the Group to improve its financing structure.

•	Reduction in the Corporate & Investment Banking (CIB) portfolios in all developed countries.

•	Improvement in available collateral.

5.	The acquisition of 100% of the capital stock of Unnim Banc, S.A. was completed on July 27, with a very limited impact on solvency and on credit and liquidity risks. The main effects of its incorporation into the Group’s financial statements are:

•	Inclusion of a network with 556 branches and 3,028 employees that manage €18 billion in customer loans and €11 billion in customer deposits (data as of the close of September 2012).

•	No impact on liquidity, since a high percentage of its loan book is collateralizable and it has a broad base of retail deposits.

•

Credit risk is strictly limited by the Asset Protection Scheme (EPA) that covers its more problematic portfolios, and by its high NPA coverage ratio. However, its high NPA ratio significantly affects that of the Group, adding 53 basis points to the figure for the close of the first half of 2012.

•

With respect to solvency, the impact of the incorporation of Unnim is practically neutral in terms of core capital, as the increase in risk-weighted assets is offset by the generation of badwill for €320m, and the exchange of hybrid instruments held by Unnim retail customers for BBVA shares (the latter will impact in October).

6.	The level of recurring earnings enables the Group to continue with the dividend policy approved at the last General Shareholders Meeting (AGM). In October 2012, the amount of €0.10 per share was paid under the “dividend-option” scheme. Around 80% of shareholders opted to receive newly issued BBVA shares, which once more confirms the success of this remuneration system.

The following is worth mentioning with respect to the business areas:

•

Spain generated a cumulative operating income of €2,972m, 6.2% up on the figure 12 months earlier. The increase in interest income is outstanding thanks to good price management, and the control over operating expenses. Loan-loss provisions have increased significantly to offset the gradual impairment of real estate portfolios and assets. As regards activity, the most relevant aspect continues to be the favorable performance of on-balance-sheet customer funds.

•	Eurasia generated a cumulative profit of €813m (up 13.0% year-on-year) thanks to the good performance of Garanti and the growing contribution of the stake in China Citic Bank (CNCB).
•

Mexico maintains its sustained growth in activity, above all in the retail portfolio. Commercial campaigns have been launched that are boosting consumer finance, finance for small businesses and the gathering of lower-cost liabilities, such as current and savings accounts. As a result, net interest income continues to perform well, and increased 8.5% over the last year at constant exchange rates. This, combined with the positive performance of the insurance business, the year-on-year increase in operating expenses (at levels similar to those seen in previous quarters), and the stability of the risk premium, led to a cumulative net attributable profit of €1,300m (up 4.0% year-on-year, also at constant exchange rates).

•

South America enjoyed once again outstanding performance in activity, customer spreads and asset quality. As a result, the region was able to maintain its expansion and growth plans while posting a 24.1% year-on-year increase (at constant exchange rates) in cumulative net attributable profit to €1,014m.

•

The United States maintains a favorable trend in activity, asset quality, earnings and solvency, very much supported on the local business. The loan book of BBVA Compass grew 4.5% year-on-year thanks to the positive performance of the target portfolios (residential mortgages up 20.3% and commercial loans up 25.5%), while customer funds increased 9.5% due to the good performance of low-cost funds. The decrease on impairment losses on financial assets has had a very positive impact on earnings and offset the flat performance of net interest income in the current environment of low interest rates and a relatively flat curve. As a result, the area generated a cumulative net attributable profit of €341m (up 29.3% at constant exchange rates).

The economic background

In the third quarter of 2012, the world economy continued to run out of steam. This was the result of weakness that has been particularly clear in the euro zone. But it has also been apparent that the emerging economies in Asia and Latin America are not immune to the effects of the continued financial tensions in the European debt markets and have also begun a moderate slowdown. However, the authorities have reacted with the adoption of new monetary policy measures (and in the case of the euro zone, institutional measures), which should help restore market confidence in the euro zone.

The most relevant actions have taken place in Europe. Following the agreements reached at the European summit last June, major steps have been taken to strengthen the governance of the Economic and Monetary Union. The measures adopted include the implementation of the European Stability Mechanism (ESM) and progress in the process that will lead to the creation of a single European banking supervisor. But the most decisive measure has been the announcement by the ECB of a new program for unlimited purchases of sovereign debt of those countries that opt to access these funds, under strict conditionality. This initiative has contributed to ease concerns on the risk premiums of the peripheral countries and reduce tail risk. Overall, the measures explained above, in addition to those already adopted in June, represent a window of opportunity for resolving the financial crisis in Europe, although there will continue to be real risks over the coming quarters regarding their effective implementation.

4	Group information

Interest rates

(Quarterly averages)

	2012			2011
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.76	1.00	1.00	1.28	1.50	1.25	1.00
Euribor 3 months	0.36	0.69	1.04	1.49	1.54	1.44	1.10
Euribor 1 year	0.90	1.28	1.67	2.05	2.00	2.13	1.74
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	4.79	4.76	4.78	4.80	4.81	4.85	4.85

In the United States, the latest data confirm fears of a more pronounced slowdown. Although some sectors have picked up their growth (for example, the residential sector), this has not been enough to offset the weakness of domestic demand as a whole, which is subject to uncertainty on the extent of the debt crisis in Europe and the implementation of automatic spending cuts. Consequently, GDP in the second quarter has grown a mere 0.3% over the previous quarter and the unemployment rate remains slightly above 8%. As a result, the Federal Reserve has pledged to keep interest rates low, at least until 2015, and has adopted a new quantitative expansion program that will remain in place until the labor market prospects improve.

Growth in South America continues to be strong, although the global slowdown has been felt, particularly in economies geared more toward exports. Even so, they are supported by strong domestic demand, partly due to high commodity prices.

Activity in Mexico remains robust, with GDP growth in the second quarter of 0.9%, supported by strong private domestic demand. According to BBVA Research, the Mexican economy could close 2012 with an average growth of around 3.7% thanks to domestic stability and external competiveness.

The available data suggest that the slowdown in China throughout this year is becoming more intense, due particularly to lower foreign demand. The authorities have announced a fiscal stimulus package based on infrastructures and housing construction. Despite not being as ambitious as that implemented in 2008-2009, it does guarantee that growth will continue at a notable pace that is consistent with official targets.

Finally, Turkey continues to be immersed in a process aimed at correcting its imbalances. The authorities have implemented reforms in an attempt to address the accumulated imbalances in the country, especially those related to high energy dependence and high inflation. Although economic activity has slowed, it has done so partly due to economic policy, particularly monetary policy. In conclusion, the growth rate of the Turkish economy is expected to speed up slightly in the remaining months of this year and in 2013.

With respect to exchange rates there was a general appreciation, both year-on-year and over the quarter, in the average rates of most of the foreign currencies that are relevant to the Bank. In terms of final exchange rates, there was a significant general appreciation, but over the quarter this was limited to the Mexican and Chilean pesos. As a result, the impact of foreign currencies on the Group’s balance sheet, activity and earnings is positive in both quarterly and year-on-year terms.

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates				Average exchange rates
	30-09-12	Δ% on 30-09-11	Δ% on 30-06-12	Δ% on 31-12-11	Jan.-Sep. 12	Δ% on Jan.-Sep. 11
Mexican peso	16.6085	12.0	1.6	8.7	16.9431	(0.1)
U.S. dollar	1.2930	4.4	(2.6)	0.1	1.2810	9.8
Argentinean peso	6.0661	(6.4)	(6.2)	(8.2)	5.7164	0.6
Chilean peso	608.27	14.3	5.5	10.9	626.96	6.3
Colombian peso	2,325.58	11.1	(2.3)	8.0	2,298.85	11.5
Peruvian new sol	3.3575	11.5	(0.1)	3.9	3.4020	14.4
Venezuelan bolivar fuerte	5.5530	4.4	(2.6)	0.1	5.5012	9.8
Turkish lira	2.3203	8.2	(1.6)	5.3	2.3092	(0.7)
Chinese yuan	8.1261	6.1	(1.5)	0.4	8.1065	12.7

Relevant events	5

Earnings

The BBVA Group’s income statement for the third quarter of 2012 continues to show a high level of recurring revenue, which has enabled it to absorb the impairment on assets related to the real estate sector in Spain. In addition, the incorporation of Unnim has generated badwill of €320m.

The Group’s quarterly profit stands at €146m, which brings the cumulative figure through September 30, 2012 to €1,656m. Excluding the charge for the aforementioned impairment of assets related to the real estate sector in Spain and Unnim’s badwill, the adjusted net attributable profit amounts to €971m over the quarter, with a cumulative figure through September of €3,345m.

Consolidated income statement: quarterly evolution

(Million euros)

	2012			2011
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,880	3,744	3,597	3,485	3,286	3,215	3,175
Net fees and commissions	1,259	1,215	1,216	1,136	1,143	1,167	1,114
Net trading income	337	462	367	416	(25)	336	752
Dividend income	35	311	27	230	50	259	23
Income by the equity method	172	178	193	207	150	123	121
Other operating income and expenses	13	51	47	42	22	62	79
Gross income	5,697	5,960	5,447	5,515	4,627	5,162	5,263
Operating costs	(2,831)	(2,688)	(2,585)	(2,652)	(2,461)	(2,479)	(2,359)
Personnel expenses	(1,483)	(1,429)	(1,379)	(1,404)	(1,325)	(1,306)	(1,276)
General and administrative expenses	(1,086)	(1,021)	(974)	(1,021)	(920)	(964)	(887)
Depreciation and amortization	(262)	(238)	(232)	(227)	(216)	(208)	(196)
Operating income	2,866	3,272	2,862	2,863	2,166	2,683	2,904
Impairment on financial assets (net)	(2,038)	(2,182)	(1,085)	(1,337)	(904)	(962)	(1,023)
Provisions (net)	(197)	(99)	(131)	(182)	(94)	(83)	(150)
Other gains (losses)	(561)	(311)	(222)	(1,718)	(166)	(154)	(71)
Income before tax	69	680	1,423	(375)	1,002	1,484	1,659
Income tax	236	(21)	(250)	368	(95)	(189)	(369)
Net income	305	659	1,173	(7)	907	1,295	1,290
Non-controlling interests	(159)	(154)	(168)	(132)	(103)	(106)	(141)
Net attributable profit	146	505	1,005	(139)	804	1,189	1,150
Adjusted (1)	(825)	(742)	(122)	(1,166)	(173)	(82)	(80)
Net attributable profit (adjusted) (1)	971	1,247	1,127	1,026	978	1,271	1,229
Basic earnings per share (euros)	0.03	0.10	0.19	(0.03)	0.16	0.24	0.24
Basic earnings per share adjusted (euros) (1)	0.18	0.23	0.22	0.21	0.20	0.26	0.25

(1) In 2011, during the fourth quarter, US goodwill impairment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in the third quarter of 2012, impact of Unnim badwill.

6	Group information

Consolidated income statement

(Million euros)

	January-Sep. 12	Δ%	Δ% at constant exchange rates	January-Sep. 11
Net interest income	11,220	16.0	12.3	9,676
Net fees and commissions	3,690	7.8	4.5	3,424
Net trading income	1,167	9.8	5.9	1,063
Dividend income	373	12.2	11.6	332
Income by the equity method	543	37.9	37.8	394
Other operating income and expenses	112	(31.6)	(14.1)	163
Gross income	17,103	13.6	10.5	15,052
Operating costs	(8,103)	11.0	7.9	(7,299)
Personnel expenses	(4,290)	9.8	6.8	(3,907)
General and administrative expenses	(3,081)	11.2	8.0	(2,771)
Depreciation and amortization	(732)	17.9	13.8	(620)
Operating income	9,000	16.1	13.0	7,753
Impairment on financial assets (net)	(5,305)	83.6	80.0	(2,890)
Provisions (net)	(427)	30.4	28.1	(328)
Other gains (losses)	(1,095)	180.0	179.9	(391)
Income before tax	2,173	(47.6)	(49.4)	4,145
Income tax	(36)	(94.5)	(94.8)	(652)
Net income	2,137	(38.8)	(40.8)	3,492
Non-controlling interests	(481)	37.6	25.4	(349)
Net attributable profit	1,656	(47.3)	(48.7)	3,143
Adjusted (1)	(1,688)	-	-	(335)
Net attributable profit (adjusted) (1)	3,345	(3.8)	(6.1)	3,478
Basic earnings per share (euros)	0.32			0.64
Basic earnings per share adjusted (euros) (1)	0.63			0.71

(1) In 2011, during the fourth quarter, US goodwill impairment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in the third quarter of 2012, impact of Unnim badwill.

Net interest income

The BBVA Group’s net interest income maintained the growth path started in the last quarter of 2010. It totaled €3,880m in the third quarter of 2012 and €11,220m between January and September, up 16.0% year-on-year. The increase is due to the defense of customer spreads in practically all the geographical areas where the Bank operates, strong activity in emerging markets and positive management of structural interest-rate risk in an environment marked by low interest rates. By geographical area, the following results are worth noting:

•	Spain has recorded a steady increase in quarterly net interest income since the end of last year, thanks to good price management through the repricing of loans and greater contribution from mortgage floors. All this against a backdrop of lower volumes, as a result of the necessary deleveraging taking place in the country and falling interest rates. Overall, this area generated cumulative net interest income of €3,571m, with a rise of 8.0% compared with the figure for the same period in 2011.

•

Eurasia has posted strong growth in net interest income due to the incorporation of Garanti on March 22, 2011. Like for like, this heading grew 23% at Garanti Bank thanks to strong activity with retail customers and very good figures from customer spreads, particularly due to the reduced cost of liabilities. However, the CIB business in the area shows a 28.3% drop in this line owing to falling volumes. As of September 2012, the net interest income contributed by Eurasia was 16.0% higher than in the same period last year, totaling €603m.

Earnings	7

•

Cumulative net interest income in Mexico amounted to €3,079m, an increase of 8.5% year-on-year at constant exchange rates, despite the current low interest rates in the country. This is basically due to sustained growth in activity, especially from the retail portfolio.

•

Once again, net interest income in South America performed very well. Strong business activity, combined with the defense of spreads through good price management, explain this excellent performance. The cumulative figure as of September 2012 was €3,087m, up 25.6% on the same period last year (excluding the impact of the exchange rate).

Breakdown of yields and costs

	3Q12		2Q12		1Q12		4Q11		3Q11
	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost
Cash and balances with central banks	4.2	0.82	3.7	0.98	4.0	0.94	3.9	0.99	3.8	1.19
Financial assets and derivatives	26.8	2.85	27.1	2.75	26.3	2.99	25.6	3.08	25.4	2.87
Loans and advances to credit institutions	4.4	1.80	4.4	1.90	4.2	2.01	4.3	2.24	4.4	2.88
Loans and advances to customers	57.1	5.60	57.9	5.75	58.6	5.72	59.3	5.76	59.7	5.62
Euros	34.4	3.23	34.8	3.43	36.0	3.52	37.2	3.54	38.4	3.50
Domestic	28.2	3.78	29.0	3.84	29.9	3.85	32.5	3.86	33.1	3.85
Other	6.3	0.77	5.8	1.35	6.1	1.91	4.8	1.39	5.2	1.31
Foreign currencies	22.6	9.20	23.1	9.24	22.6	9.23	22.1	9.48	21.3	9.44
Other assets	7.5	0.33	6.9	0.47	6.9	0.39	6.9	1.00	6.7	0.45
Total assets	100.0	4.10	100.0	4.23	100.0	4.29	100.0	4.41	100.0	4.29
Deposits from central banks and credit institutions	19.6	1.90	17.5	2.26	14.8	2.50	15.0	2.60	14.3	2.73
Deposits from customers	43.9	1.82	45.2	1.80	47.5	1.85	47.3	2.16	48.3	2.17
Euros	22.4	1.25	23.1	1.31	25.6	1.39	26.1	1.60	27.3	1.72
Domestic	14.7	1.47	15.3	1.57	15.8	1.68	15.9	1.75	16.6	1.75
Other	7.6	0.83	7.8	0.81	9.8	0.92	10.2	1.36	10.7	1.67
Foreign currencies	21.6	2.41	22.1	2.31	22.0	2.39	21.2	2.86	21.0	2.75
Debt certificates and subordinated liabilities	15.8	2.69	16.6	2.68	17.6	2.76	18.1	2.63	18.9	2.47
Other liabilities	13.8	0.89	13.8	0.70	13.3	1.03	12.8	1.14	11.7	0.99
Equity	6.8	-	6.9	-	6.9	-	6.8	-	6.8	-
Total liabilities and equity	100.0	1.72	100.0	1.75	100.0	1.87	100.0	2.04	100.0	2.02
Net interest income/Average total assets (ATA)		2.38		2.47		2.42		2.37		2.27

8	Group information

•

In the United States, net interest income continued to be negatively affected by the Guaranty run-off, lower business volume in CIB, write-downs in securities portfolios and the current environment of low interest rates with a practically flat curve. On the other hand, the increase in loan volumes and the year-on-year reduction in the cost of deposits had a positive impact. As a result, over the quarter this heading remained at the level of previous quarters, totaling €1,285m for the year, down 3.6% year-on-year at constant exchange rates.

Gross income

The Group’s income from fees and commissions for the period January-September 2012 totaled €3,690m, picking up their year-on-year growth rate to 7.8% (compared with 6.6% in the first half of 2012). Strong activity in emerging markets and the greater contribution of Garanti this year amply offset the negative impacts from sluggish activity in Spain and the regulatory changes implemented in some of the areas where the Bank operates. By business area, this heading remained stable in the euro zone. In Mexico, revenue from credit cards and the pensions business increased. In Turkey, strong activity practically offsets negative regulatory effects. In the United States they fell, basically as a result of regulatory pressures. In South America they grew, in line with the strong activity mentioned above.

NTI generated in the first nine months of 2012 increased by 9.8% year-on-year to

€1,167m. NTI was significantly affected by a particularly weak third quarter of 2011, when amid a worsening debt crisis there was an exceptional loss of asset values, in addition to reduced business activity and the lack of earnings from portfolio sales.

Revenue from dividends amounted to €373m, 12.2% up on the figure 12 months earlier. This heading basically includes the remuneration from the Group’s stake in Telefónica and, to a lesser extent, the dividends collected in the Global Markets unit.

Income by the equity method totaled €543m, up 37.9% year-on-year. Practically all of this amount comes from the stake in CNCB.

Finally, the other operating income and expenses heading fell by 31.6% to €112m. The positive performance of the insurance business failed to offset the increased allocations to the various deposit guarantee funds in the countries where BBVA operates.

Overall, in the first nine months of 2012 the Group generated gross income of €17,103m, up 13.6% year-on-year, boosted mainly by recurring revenue. Gross income excluding NTI and dividends reached €15,564m, up 14.0% over the previous 12 months. This increase is particularly significant given the context in which it was generated. It is supported by the Group’s balanced geographical diversification between emerging and developed markets, and on its customer-centric business model.

Earnings	9

Operating income

The most significant aspect of operating expenses continues to be their strict control in developed countries and their growth in emerging areas, in line with the figures mentioned in previous quarters. In the cumulative figure through September 2012, this heading totaled €8,103m, 11.0% up year-on-year, well below the increase in revenue. As a result:

•   There was an improvement of the efficiency ratio on the figure for the same period in 2011 to 47.4% at the end of September.

Breakdown of operating costs and efficiency calculation

(Million euros)

	January-Sep. 12	Δ%	January-Sep. 11	2011
Personnel expenses	4,290	9.8	3,907	5,311
Wages and salaries	3,302	9.9	3,003	4,122
Employee welfare expenses	632	11.5	567	758
Training expenses and other	356	5.7	337	431
General and administrative expenses	3,081	11.2	2,771	3,793
Premises	693	9.4	633	849
IT	557	20.4	462	662
Communications	253	13.9	223	299
Advertising and publicity	282	4.1	271	378
Corporate expenses	73	(5.8)	77	106
Other expenses	909	9.6	829	1,140
Levies and taxes	314	14.1	276	359
Administration costs	7,372	10.4	6,678	9,104
Depreciation and amortization	732	17.9	620	847
Operating costs	8,103	11.0	7,299	9,951
Gross income	17,103	13.6	15,052	20,566
Efficiency ratio (Operating costs/Gross income, in %)	47.4		48.5	48.4

10	Group information

•	The Bank maintained its leadership position in efficiency among its peer group.

•	Cumulative operating income amounted to €9,000m, 16.1% up on the figure for the first nine months of 2011.

BBVA closed September with 117,475 employees, 3,028 of them in Unnim. Excluding the incorporation of Unnim, the figure increased last year by 3,822, mainly in Mexico and to a lesser extent in South America, and fell in the United States and Spain. The number of branches, which stood at 8,072 as of 30-Sep-2012, includes 556 Unnim branches. Excluding these, the increase is also concentrated in South America and Mexico. Finally, ATMs amounted to 20,181, and reflected the same trend as the number for employees and branches. The figure includes 715 Unnim ATMs, and the increase continued to be concentrated basically in the countries of Latin America.

Provisions and others

The strong generation of operating income has enabled the Group to absorb a significant increase in its loan-loss provisions in Spain in order to cover the ongoing impairment of its real estate portfolios and assets. Impairment losses on financial assets to September totaled €5,305m, up 83.6% on the figure recorded 12 months earlier.

Provisions in the same period amounted to –€427m (–€328m 12 months earlier). They basically cover early retirement costs and, to a lesser extent, transfers to provisions for contingent liabilities, allocations to pension funds and other commitments with the staff.

The other gains (losses) heading nearly tripled between January and September 2012 compared with the amount reported for the same period in 2011, at a negative €1,095m. This heading includes provisions made for real estate and foreclosed and acquired assets in Spain and the badwill generated by the Unnim deal.

Earnings	11

Finally, earnings per share (EPS) between January and September 2012 were €0.32 (€0.63 adjusted EPS); return on total average assets (ROA) 0.46% (0.83% adjusted); return on equity (ROE) 5.3% (10.7% adjusted); and return on equity excluding goodwill (ROTE) 6.7% (13.5% adjusted).

In conclusion, adding the provisions made to cover the impairment of the assets related to the real estate sector in Spain (accounted both as impairment losses on financial assets and other gains (losses)), the total amount charged by BBVA year to date totals €2.9 billion (€1.6 billion in the third quarter).

Finally, as in the last quarter, the level of income tax was low for the same reasons mentioned then: revenue with low or no tax rate (mainly dividends and income by the equity method) and the growing weight of the earnings from Mexico, South America and Turkey, where effective tax rates are low.

Net attributable profit

The net attributable profit for the quarter was €146m, while the cumulative figure through September stands at €1,656m. Excluding the charge for the impairment on the assets related to the real estate sector in Spain and the badwill generated by the incorporation of Unnim, the adjusted net attributable profit amounts to €971m over the quarter, with a year to date figure of €3,345m. To sum up, the BBVA Group continues to generate sound earnings despite the difficult environment.

By business areas, Spain posted a €532m loss. Excluding the charge for the impairment of real estate assets, the area generated cumulative adjusted earnings through September of €848m. Eurasia generated €813m, Mexico €1,300m, South America €1,014m and the United States €341m.

12	Group information

Balance sheet and business activity

BBVA closed the third quarter of 2012 with its balance sheet and business activity maintaining the trend seen in previous quarters, on top of the incorporation of the balances of Unnim. The highlights for the quarter are as follows:

•	Incorporation of the balances of Unnim, which at the close of September contributed a loan book of €18 billion and customer deposits of €11 billion. This explains most of the 3.7% growth in the Group’s balance sheet over the quarter to €645 billion.

•

Growth in gross customer lending over the quarter due to the consolidation of Unnim. The strong activity in emerging markets partly offsets the deleveraging process taking place in Spain and in the wholesale businesses in developed economies.

Consolidated balance sheet

(Million euros)

	30-09-12	Δ%	30-09-11	30-06-12	31-12-11
Cash and balances with central banks	28,207	14.5	24,637	24,011	30,939
Financial assets held for trading	83,449	11.5	74,859	78,792	70,602
Other financial assets designated at fair value through profit or loss	3,499	23.9	2,825	3,371	2,977
Available-for-sale financial assets	71,329	21.4	58,768	65,834	58,143
Loans and receivables	394,223	6.6	369,919	390,654	381,077
Loans and advances to credit institutions	26,777	12.7	23,756	28,764	26,107
Loans and advances to customers	363,818	5.9	343,416	358,332	351,900
Other	3,629	32.1	2,747	3,559	3,069
Held-to-maturity investments	10,118	(8.4)	11,049	10,157	10,955
Investments in entities accounted for using the equity method	6,681	24.8	5,352	6,604	5,843
Tangible assets	8,396	19.5	7,026	7,477	7,330
Intangible assets	8,849	(12.1)	10,068	8,927	8,677
Other assets	30,696	54.0	19,935	26,533	21,145
Total assets	645,447	10.4	584,438	622,359	597,688
Financial liabilities held for trading	58,740	16.1	50,616	56,296	51,303
Other financial liabilities at fair value through profit or loss	2,491	45.1	1,716	2,105	1,825
Financial liabilities at amortized cost	507,764	8.4	468,494	491,717	479,904
Deposits from central banks and credit institutions	112,738	40.8	80,072	119,709	92,503
Deposits from customers	288,709	2.4	282,050	274,285	282,173
Debt certificates	85,053	2.3	83,107	78,277	81,930
Subordinated liabilities	13,636	(15.1)	16,067	11,801	15,419
Other financial liabilities	7,626	5.9	7,198	7,645	7,879
Liabilities under insurance contracts	8,994	20.3	7,478	8,054	7,737
Other liabilities	23,709	45.8	16,265	21,138	16,861
Total liabilities	601,697	10.5	544,569	579,309	557,630
Non-controlling interests	2,260	30.6	1,730	2,100	1,893
Valuation adjustments	(2,300)	(32.6)	(3,414)	(2,835)	(2,787)
Shareholders’ funds	43,789	5.4	41,552	43,785	40,952
Total equity	43,750	9.7	39,868	43,050	40,058
Total equity and liabilities	645,447	10.4	584,438	622,359	597,688
Memorandum item:
Contingent liabilities	40,062	4.0	38,530	40,897	39,904

Balance sheet and business activity	13

•	Growth in on-balance-sheet customer funds (customer deposits plus promissory notes) mainly in the retail segment in all the geographical areas in which BBVA operates.

•	As a result, the Group’s liquidity position and funding structure improved. In the euro balance sheet, the commercial gap was reduced by €9.6 billion over the quarter.

Loans and advances to customers

At the close of 30-Sep-2012, gross customer lending amounted to €377 billion, up 7.0% year-on-year and 2.3% quarter-on-quarter. Excluding the balances from Unnim, this heading grew moderately over the year by 1.8%, but fell by 2.6% over the quarter.

By business areas, the disparity between emerging and developed countries seen in previous quarters continued:

•

In Spain, excluding Unnim, the loan book shrank (down 6.1% year-on-year and down 5.5% quarter-on-quarter) in line with the necessary process of deleveraging in the economy. Including the balances from the Catalan bank, there was a rise of 3.2% over the last 12 months and 3.9% over the quarter.

•

In Eurasia this heading fell by 7.7% on the figure at the close of September 2011 and 4.6% on the close of June 2012, due to the reduction of the wholesale customer’s loan portfolio. Retail loans grew by 4.9% over the last 12 months and remain at very similar levels to 30-Jun-2012. Notable again this quarter was the positive performance of balances from Turkey, which were up 22.8% on the figure for the same date last year.

•	At the end of September 2012, lending in Mexico was up year-on-year by 11.5% (up 2.2% over the quarter), strongly supported by the retail segment.

Customer lending

(Million euros)

	30-09-12	Δ%	30-09-11	30-06-12	31-12-11
Domestic sector	198,583	3.8	191,330	193,358	192,442
Public sector	27,614	5.8	26,096	27,501	25,509
Other domestic sectors	170,969	3.5	165,234	165,856	166,933
Secured loans	107,100	5.5	101,552	96,546	99,175
Commercial loans	5,176	(12.5)	5,918	5,671	6,620
Financial leases	4,413	(14.3)	5,151	4,542	4,955
Other term loans	39,074	(7.1)	42,043	39,080	41,863
Credit card debtors	1,584	2.7	1,542	1,564	1,616
Other demand and miscellaneous debtors	2,497	(8.0)	2,713	4,178	2,939
Other financial assets	11,125	76.2	6,314	14,276	9,766
Non-domestic sector	159,167	9.3	145,614	159,385	153,222
Secured loans	63,118	8.4	58,202	63,032	60,655
Other loans	96,049	9.9	87,413	96,353	92,567
Non-performing loans	19,834	26.4	15,689	16,243	15,647
Domestic sector	15,137	35.7	11,156	11,531	11,042
Non-domestic sector	4,697	3.6	4,533	4,713	4,604
Customer lending (gross)	377,383	7.0	352,633	368,844	361,310
Loan-loss provisions	(13,565)	47.2	(9,217)	(10,513)	(9,410)
Customer lending (net)	363,818	5.9	343,416	358,332	351,900

14	Group information

•

There was also a significant rise in South America (up 19% year-on-year and 3.9% quarter-on-quarter). Once again, this growth has been leveraged on the private individuals segment, thanks to the positive performance of consumer lending and credit cards.

•

Finally, in the United States, BBVA Compass is still posting steady growth in lending, with a year-on-year growth of 4.5% (up 10.5% excluding non performing loans). It is worth noting that loans to the commercial and residential real estate segment continue to drive growth in the bank’s lending activity.

To sum up, the domestic sector continues to be immersed in a deleveraging process and has grown as a consequence of the incorporation of the Unnim balances, while the non-domestic sector has increased by 9.3% since the close of September 2011.

Non-performing loans totaled €20 billion as of 30-Sep-2012, a rise of 26.4% in year-on-year terms and 22.1% since Jun-30-2012. As can be seen in the accompanying table for customer lending, this upward trend derives from the domestic sector and is largely due to the incorporation of Unnim, and to a lesser extent to the worsening NPA ratios in Spain, in line with existing forecasts. It is important to highlight the fact that Unnim’s non-performing balances have a high coverage ratio and that the construction real estate portfolio, foreclosed assets and assets purchased by the Catalan bank are guaranteed by an asset protection scheme (EPA) covering 80% of real losses in these assets.

Customer funds

Total customer funds amounted to €449 billion as of 30-Sep-2012, a year-on-year increase of 7.0% (up 4.8% since 30-Jun-2012).

With respect to on-balance-sheet customer funds, BBVA managed a volume of customer

Customer funds

(Million euros)

	30-09-12	Δ%	30-09-11	30-06-12	31-12-11
Deposits from customers	288,709	2.4	282,050	274,285	282,173
Domestic sector	142,561	(2.5)	146,284	127,356	136,519
Public sector	27,800	(9.4)	30,672	21,448	28,302
Other domestic sectors	114,761	(0.7)	115,612	105,908	108,217
Current and savings accounts	47,188	11.8	42,215	46,190	44,215
Time deposits	57,236	11.8	51,182	48,278	49,105
Assets sold under repurchase agreement and other	10,337	(53.5)	22,215	11,440	14,897
Non-domestic sector	146,148	7.6	135,766	146,929	145,655
Current and savings accounts	91,413	17.0	78,127	91,706	85,204
Time deposits	50,016	(9.0)	54,958	50,021	53,399
Assets sold under repurchase agreement and other	4,719	76.0	2,681	5,203	7,051
Other customer funds	160,113	16.7	137,252	153,889	144,291
Mutual funds	41,404	6.5	38,874	40,807	39,294
Pension funds	91,081	22.9	74,118	86,761	78,648
Customer portfolios	27,629	13.9	24,261	26,322	26,349
Total customer funds	448,823	7.0	419,302	428,175	426,464

Balance sheet and business activity	15

deposits, excluding promissory notes, of €289 billion as of 30-Sep-2012, up 2.4% since September 2011 and 5.3% on 30-Jun-2012. As can be seen in the accompanying table showing customer funds, there has been a significant growth over the quarter in the domestic sector as a result of the incorporation of Unnim and the growth in customer funds (including promissory notes) over the quarter. In the non-domestic sector, volumes have been maintained at very similar levels to the close of June 2012. The fall in deposits linked to wholesale customers has thus been offset by the positive trend in balances from the retail segment in practically all the geographical areas, as shown on the following sections dedicated to each of the Group’s business areas.

All in all, BBVA maintains intact its high capacity to gather deposits and the capillarity of its commercial network, as retail deposits (including promissory notes) grew in both the domestic and non-domestic sectors.

Off-balance-sheet customer funds closed September at €160 billion, up 16.7% year-on-year and 4.0% quarter-on-quarter. In contrast with other quarters, there was a slight year-on-year increase in Spain, due to the positive performance of pension funds and customer portfolios. BBVA is the biggest pension fund manager in Spain and the only one of the top five to increase its market share between June 2011 and June 2012. As of 30-Jun-2012, its market share was 19.1%, 81 basis points higher than the figure for the previous year.

In the non-domestic sector, assets under management in mutual funds and pensions funds, as well as customer portfolios, have continued to grow.

Equity

BBVA’s equity as of 30-Sep-2012 was €43,750m, up 1.6% quarter-on-quarter and 9.7% year-on-year. This is manly explained by the partial conversion of the mandatory subordinated convertible bonds, the retained earnings of the period and the exchange rate differences.

Other customer funds

(Million euros)

	30-09-12	Δ%	30-09-11	30-06-12	31-12-11
Spain	50,492	0.5	50,225	48,709	50,399
Mutual funds	18,987	(6.1)	20,220	18,694	19,598
Pension funds	17,695	5.7	16,741	17,192	17,224
Individual pension plans	10,075	5.0	9,600	9,729	9,930
Corporate pension funds	7,620	6.7	7,141	7,463	7,294
Customer portfolios	13,810	4.1	13,265	12,823	13,578
Rest of the world	109,622	26.0	87,027	105,180	93,892
Mutual funds and investment companies	22,417	20.2	18,654	22,113	19,697
Pension funds	73,386	27.9	57,377	69,569	61,424
Customer portfolios	13,819	25.7	10,996	13,499	12,771
Other customer funds	160,113	16.7	137,252	153,889	144,291

16	Group information

Capital base

The most significant events that influence the Group’s capital base in the third quarter of 2012 are summarized below:

•	As of 30-Sep-2012 the Group continues to comply with the EBA’s capital recommendations.

•	The generation of operating income has enabled BBVA to absorb the impact of loan-loss provisions to cover the impairment of assets related to the real estate sector in Spain.

•

The increase in risk-weighted assets (RWA), derived from the incorporation of Unnim and the growth in Latin America, has been compensated to a great extent by the fall of lending in Spain and in the CIB portfolios of developed countries.

•

The impact of the incorporation of Unnim is practically neutral in terms of core capital. The negative effect in the quarter (10 basis points) will be offset by the exchange offer for the hybrid instruments held by Unnim retail customers in the month of October.

•	BBVA comfortably passed the stress test exercise conducted by Oliver Wyman. This confirms once again its capacity to generate capital even in very adverse economic scenarios.

According to Basel II criteria, the Group’s capital base stood at €44,467m at the close of September, up 3.8% on the figure reported at the end of June 2012, largely due to the increase in Tier II eligible capital. RWA totaled €335,203m. Their increase over the quarter is basically due to the incorporation of Unnim.

With respect to the components of the capital base, the evolution of the core capital was very flat, with a slight increase of €150m since 30-Jun-2012 to €36,075m. As a result, the core and Tier I ratios as of 30-Sep-2012 stood at 10.8%, the same level posted at the end of the first half of 2012.

In the same period, other eligible capital amounted to €1,552m, primarily due to BBVA Bancomer’s subordinated debt issue. As a result, the Tier II ratio closed the quarter at 2.5%, compared with 2.1% on 30-Jun-2012.

Capital base (BIS II Regulation)

(Million euros)

	30-09-12	30-06-12	31-03-12	31-12-11	30-09-11
Core capital	36,075	35,924	35,290	34,161	29,628
Capital (Tier I)	36,075	35,924	35,290	34,161	32,053
Other eligible capital (Tier II)	8,393	6,841	8,241	8,609	9,067
Capital base	44,467	42,765	43,531	42,770	41,120
Risk-weighted assets	335,203	332,036	329,557	330,771	325,458
BIS ratio (%)	13.3	12.9	13.2	12.9	12.6
Core capital (%)	10.8	10.8	10.7	10.3	9.1
Tier I (%)	10.8	10.8	10.7	10.3	9.8
Tier II (%)	2.5	2.1	2.5	2.6	2.8

Capital base	17

In summary, the Group has increased the BIS II ratio to 13.3% as of 30-Sep-2012, and continues to exceed the 9% minimum core capital ratio required by the EBA.

Ratings

BBVA has been penalized over the last 12 months by the successive downgrades of

Spanish sovereign rating. Although the rating agencies recognize the Group’s strengths and its geographical diversification, in the opinion of some of them BBVA’s rating cannot be above that of the sovereign. Once again, this has been the only reason for the recent downgrade from BBB+ to BBB– by Standard & Poor’s. DBRS has downgraded BBVA’s rating from A (high) to A, placing BBVA’s rating in this case one notch above the sovereign. At the end of October, Moody’s confirmed BBVA’s Baa3 rating.

Ratings

	Long term	Short term	Financial strength	Outlook
Moody’s	Baa3	P-3	D+	Negative
Fitch	BBB+	F-2	bbb+	Negative
Standard & Poor’s	BBB–	A-3	-	Negative
DBRS	A	R-1	-	Negative

18	Group information

Risk management

Credit risk

At the close of the third quarter of 2012, the Group’s primary asset quality indicators continued stable and still compare favorably with those of most of its peers.

BBVA closed September 2012 with a volume of total risks with customers (including contingent liabilities) of €417,405m, 2.0% up on the figure as of 30-Jun-2012. The main reason for this is the incorporation of Unnim, and to a lesser extent the growth in lending in emerging countries. Not taking into account the balances of the Catalan bank, the total amount of risks fell by 2.6% since the close of June 2012, due to the deleveraging process being undertaken in Europe.

Non-performing assets closed as of 30-Sep-2012 at €20,114m, a rise of over €3,600m over the quarter. Of this total, 84% is basically due to the integration of Unnim balances. At the close of September Unnim’s NPA stood at €3,038m, but with a high coverage ratio. The rest of the increase can be explained by the worsening NPA ratio in Spain, in line with existing forecasts.

In terms of variations in NPA, apart from the incorporation of Unnim and the rise of the NPA ratio in Spain, there was a lower level of both additions to NPA and recoveries. The latter,

Credit risk management (1)

(Million euros)

	30-09-12	30-06-12	31-03-12	31-12-11	30-09-11
Non-performing assets	20,114	16,481	16,096	15,866	15,970
Total risks	417,405	409,145	400,553	400,709	390,723
Provisions	13,877	10,822	9,726	9,688	9,503
Specific	9,687	7,744	6,666	6,471	6,584
Generic and country-risk	4,190	3,078	3,061	3,218	2,919
NPA ratio (%)	4.8	4.0	4.0	4.0	4.1
NPA coverage ratio (%)	69	66	60	61	60
(1) Including contingent liabilities.
Variations in non-performing assets (Million euros)
	3Q12	2Q12	1Q12	4Q11	3Q11
Beginning balance	16,481	16,096	15,866	15,970	15,790
Entries	3,674	3,717	3,092	3,610	2,918
Recoveries	(1,919)	(2,090)	(1,882)	(2,752)	(1,874)
Net variation	1,755	1,627	1,210	858	1,044
Write-offs	(1,096)	(1,121)	(1,006)	(1,138)	(876)
Exchange rate differences and other	2,974	(121)	26	176	12
Period-end balance	20,114	16,481	16,096	15,866	15,970
Memorandum item:
Non-performing loans	19,834	16,243	15,880	15,647	15,689
Non-performing contingent liabilities	280	238	216	219	281

Risk management	19

however, have slowed in response to seasonal factors affecting this quarter, above all in Spain. The ratio of recoveries to additions to NPA stood at 52.2%.

As a result, the Group’s NPA ratio at the end of September 2012 stood at 4.8%, up 79 basis points over the quarter. Of this rise, 53 basis points are the result of the aforementioned integration of Unnim. Excluding the Catalan bank, the ratio would be 4.3%, 26 points more than on 30-Jun-2012, basically as a result of the deterioration of the economic situation in Spain, combined with the financial deleveraging process underway in the country. In Mexico, the NPA ratio remains stable (4.1% at the end of September), while it has increased in Eurasia, although it continues at very low levels (1.7% compared with 1.4% in the previous quarter). In the United States, it fell significantly to 2.4% (2.8% as of 30-Jun-2012). Finally, the ratio in South America dropped slightly from 2.3% at the end of June 2012 to 2.2% at the close of September.

Coverage provisions for customer risk increased over the quarter by 28.2% to €13,877m, mainly due to a significant increase in provisions in Spain and the incorporation of Unnim.

As a result, the Group’s coverage ratio has improved by 3.3 percentage points to 69%. By business area, Spain, the United States and South America increased their ratios to 59%, 94% and 142%, respectively, while Mexico closed the quarter at 107% and Eurasia at 114%.

Exposure to the real estate sector in Spain

The most important point with respect to exposure to the real estate sector in Spain in the third quarter of 2012 is, as mentioned earlier, the increase in provisions to cover the additional impairment in the value of assets associated with the real estate industry owing to the country’s worsening macroeconomic situation. Following the increase in provisions for loan-losses, and for foreclosures and assets purchases, at the close of the first nine months of 2012 the Group meets two-thirds of the requirements imposed by Royal Decree-Laws 02/2012 and 18/2012.

Including the figures from Unnim, the Group’s exposure to this sector increases by €2,652m, but with a high coverage ratio (48% of non-performing plus substandard loans). Foreclosures and asset purchases amount to an additional €3,267m, although they also have a high coverage ratio (65%).

20	Group information

Coverage of real estate exposure in Spain

(Million of euros as of 30-Sep-12)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	8,746	3,826	44
NPL	6,842	3,196	47
Substandard	1,904	630	33
Foreclosed real estate and other assets	11,679	5,818	50
From real estate developers	8,650	4,648	54
From dwellings	2,406	917	38
Other	623	253	41
Subtotal	20,425	9,644	47
Performing	7,473	647	9
With collateral	6,850
Finished properties	4,082
Construction in progress	1,268
Land	1,500
Without collateral and other	623
Real estate exposure	27,898	10,291	37
Memorandum item: BBVA Group excluding Unnim
NPL + Substandard	6,912	2,949	43
Foreclosed real estate and other assets	8,412	3,694	44
Subtotal	15,324	6,643	43
Performing	6,655	400	6
Real estate exposure	21,979	7,043	32

It should be stressed that the Unnim deal includes an asset protection scheme (EPA) by which the Deposit Guarantee Fund (FGD) will take on 80% of any losses of a predetermined asset portfolio for a period of 10 years, after making use of existing provisions. The risk of incorporating Unnim portfolios to the BBVA Group is therefore extremely limited, not only due to their high coverage ratio, but also because of the existence of the EPA.

As a result of the above, there has been an increase over the quarter of the coverage of non-performing and substandard loans of the BBVA Group of 5 percentage points to 44%, and that of foreclosures and asset purchases has increased by 14 percentage points to 50%.

Economic capital

Attributable economic risk capital (ERC) consumption amounted to €36,181m as of the close of September, an increase of 9.2% on the figure for 30-Jun-2012.

As is to be expected from BBVA’s profile, the largest allocation to ERC (56.8%) relates to credit risk on portfolios originated in the Group’s branch network from its own customer base. This amount increased over the quarter by 9.6%, basically due to the inclusion of Unnim.

Equity risk, which refers basically to the portfolio of holdings in industrial and financial companies, the stake in CNCB, and consumption of economic capital from goodwill, has maintained its proportion stable in relation to total risks (20.0%).

Structural balance-sheet risk, originated from the management of structural interest-rate risk and exchange-rate risk, accounts for 7.4% of ERC, and was up 13.3% over the quarter.

Operational risk increased by 5.0% in absolute terms, although it reduced its relative weight to 5.6%; while fixed-asset risk increased by 7.8% and accounts for 6.4% of total ERC consumption.

Finally, the relative weight of market risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading, stood at 2.8% at the close of September.

Risk management	21

The BBVA share

There was a strong recovery in the European financial sector over the third quarter of 2012. The robust performance of peripheral country banks in the equity markets was particularly outstanding. There were a number of factors behind this change. The most important of these include the announcements of a single bank supervision mechanism in the euro zone and a new program of ECB secondary market purchases (OMT), subject to a previous request. Regarding Spain, a conditionality agreement has been established to aid the banking sector linked to the publication of the “bottom-up stress test” by Oliver Wyman.

These factors resulted in a revaluation of the European banking sector. The Stoxx Banks index went up 11.2% in the quarter, outperforming the general Stoxx 50 equity market index (+5.8%). Likewise, Spain’s Ibex 35 rose 8.5% between June and September 2012, compared to an 11.3% fall in the previous quarter.

BBVA’s results in the second quarter of 2012 were favorably received by analysts. They particularly valued the Bank’s strong solvency levels, as subsequently ratified in Oliver Wyman’s “bottom-up stress test”, which highlighted the strength of the Bank’s capital position even in an extremely adverse scenario. By business area, the performance of revenue in general, and net interest income in particular, was also well received. In Spain, BBVA was set apart by its superior asset quality compared to its peers.

The BBVA share and share performance ratios

	30-09-12	30-06-12
Number of shareholders	1,007,410	1,044,129
Number of shares issued	5,382,108,140	5,382,108,140
Daily average number of shares traded	90,201,068	71,780,925
Daily average trading (million euros)	516	371
Maximum price (euros)	6.75	5.89
Minimum price (euros)	4.31	4.52
Closing price (euros)	6.11	5.63
Book value per share (euros)	8.13	8.00
Market capitalization (million euros)	32,901	30,296
Price/Book value (times)	0.8	0.7
PER (Price/Earnings; times)	15.6	8.9
Yield (Dividend/Price; %)	6.9	7.5

Despite considering that the Spanish macroeconomic conditions will continue to put pressure on the area’s earnings, analysts considered that the strength and favorable performance of the Group’s businesses in other geographic areas would be sufficient to offset this effect over the coming quarters. Earnings in South America surprised positively, thanks to its high revenue generation capacity. The USA, Turkey, Asia and, to a lesser extent, Mexico also produced better than expected results.

Against this backdrop, the BBVA share gained 8.6% over the quarter to €6.11 per share, resulting in a market capitalization of €32,901m. This represents a price/book value of 0.8, a P/E of 15.6 (calculated on the average profit for 2012 estimated by the consensus of Bloomberg analysts) and a dividend yield of 6.9% (also calculated according to the average dividend per share estimated by analysts for 2012 and the share price as of September 30, 2012). The improvement in the BBVA share is in line with that of the Ibex 35 (+8.5%), but slightly below the performance of the European sector as a whole (Stoxx Banks +11.2%, and Euro Stoxx Banks +12.8%).

As regards shareholder remuneration, BBVA maintained its dividend policy. On September 14 it announced the distribution of €0.10 per share under the “dividend option” flexible remuneration system agreed at the AGM on March 16, 2012. This program offers shareholders the option to receive the dividend in newly issued BBVA shares or in cash. Around 80% of shareholders opted to receive newly issued BBVA shares, which once more confirms the sucess of this new remuneration system.

22	Group information

Corporate responsibility

By renewing its listing on the Dow Jones Sustainability Index (DJSI), BBVA has maintained its position among the leading companies in terms of sustainability at international level. Inclusion on the DJSI reflects the steady integration of the environmental, social and corporate governance (ESG) variables into the day-to-day management of the Bank. BBVA has worked to integrate these aspects across its value chain for years, from product design, advertising and sales to risk management. BBVA’s full rating in the analysis carried out by the SAM agency for DJSI is available on the Group’s Corporate Responsibility website, www.bancaparatodos.com.

Below are the corporate responsibility milestones for the third quarter of 2012:

Financial Inclusion

BBVA Bancomer will promote access to banking for 1.5 million users through the Dinero móvil (Mobile money) initiative, which enables people to send money to others in any part of the country through the electronic banking channel of their choice. The aim of the project is to make it easier for customers to access low-cost banking services that are secure, approachable, accessible, time-saving and convenient.

Financial Literacy

Figures for the third Valores de futuro (Future values) campaign were published in July. It closed at the end of the school year with around 800,000 participants in Spain. In Mexico, BBVA Bancomer has reached an agreement with the National Adult Education Institute (INEA) to foster financial literacy in the country, and has included workshops dealing with saving and credit into the INEA family finance module as part of adult education. It has also included two new workshops to support the Mexican SME sector.

Responsible Banking

Customer-Centric Approach. Through its “Blue BBVA” program, BBVA has given young university students a number of exclusive advantages and services to finance their studies. This program is specifically targeted at young adults and reflects the Bank’s strategy of offering innovative products that meet the specific needs of different customer segments.

Environment. BBVA Colombia has joined the “Green Protocol”, an agreement underwritten by the financial sector to promote sustainable development in the country. Through this agreement the Bank commits voluntarily to implement policies and practices that can be recognized as a model in terms of environmental responsibility. In addition to this, the

BBVA Foundation has awarded its “Biodiversity Conservation” prize to WWF Spain for its key innovative actions in various areas of conservation.

Community Involvement

The winner of BBVA’s 4th INTEGRA Award was the Catalan cooperative La Fageda. The award is worth 200,000 euros. The award recognizes the work of non-profit organizations or self-employed people who carry out projects that bring people into the labor market and boost new initiatives and good practices in this field. In addition, Spain and Portugal have launched the 2nd Territorios Solidarios (Solidarity Territories) program, which makes 1.8 million euros available for employees in Spain to develop supportive projects led by non-profit organizations. Finally, the Momentum Project, BBVA’s initiative supporting social entrepreneurship, was launched in Mexico for the first time. The aim is to boost SMEs through a strategic alliance with prestigious institutions such as the EGADE Business School and New Ventures Mexico, in partnership with the Inter-American Development Bank (IDB).

BBVA in the Sustainability Indices

BBVA has a prominent position in the main international sustainability indices, with the following weighting at the close of September:

Main sustainability indices in which BBVA participates

Weighting (%)
DJSI World	0.52
DJSI Europe	1.25
DJSI Eurozone	2.66
ASPI Eurozone Index	2.00
Ethibel Sustainability Index Excellence Europe	1.32
Ethibel Sustainability Index Excellence Global	0.90
MSCI World ESG Index	0.36
MSCI World ex USA ESG Index	0.75
MSCI Europe ESG Index	1.31
MSCI EAFE ESG Index	0.85
FTSE4Good Global	0.31
FTSE4Good Global 100	0.50
FTSE4Good Europe	0.74
FTSE4Good Europe 50	1.23

For more information and contact details, please visit www.bancaparatodos.com

Corporate responsibility	23

Business areas

In this section we discuss the more significant aspects of the activities and earnings of the Group’s different business areas, along with those of the main units within each, plus Corporate Activities. Specifically, we deal with the income statement, the balance sheet and the main ratios: efficiency, NPA ratio, NPA coverage ratio and risk premium.

In 2012 the main change in the reporting structure of the business areas of the BBVA Group has been the transfer to the United States of the assets and liabilities of a branch in Houston, which previously belonged to Mexico (BBVA Bancomer). This has been done taking into account the geographical nature of the Group’s reporting structure. In addition, changes have been made that affect other areas and which owing to their irrelevant nature need no comment.

Thus, the composition of the business areas in 2012 is very similar to that existing in the previous year:

•

Spain, which includes: The retail network, with the segments of individual customers, private banking, and small businesses in the domestic market; Corporate and Business Banking (CBB), which handles the needs of SMEs, corporations, government and developers in the country; Corporate & Investment Banking (CIB), which includes activity with large corporations and multinational groups; Global Markets (GM), with the trading floor and distribution business in the domestic market; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain).

•

Eurasia, which includes business in the rest of Europe and Asia. Europe includes BBVA Portugal, Consumer Finance Italia and Portugal, the retail business of the branches in Paris, London and Brussels, the wholesale activity carried out in the region (excluding Spain) and Turkey (including the stake in Garanti). Asia includes all the retail and wholesale business in that continent and the stake in CNCB and CIFH.

•	Mexico: includes the banking, pensions and insurance businesses in the country.

•	United States: encompasses the Group’s business in the United States.

•	South America: includes the banking, pensions and insurance businesses in South America.

As well as the units indicated, all the areas also have allocations of other businesses that also include eliminations and other items not assigned to the units.

Finally, the Corporate Activities area includes the rest of items that are not allocated to the business areas, as in previous years. These basically include the costs of headquarters with a strictly corporate function, certain allocations to provisions such as early retirements and others also of a corporate nature. Corporate Activities also performs financial management functions for the Group as a whole; essentially management of asset and liability positions for interest rates in the euro-denominated balance sheet and for exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risk in currencies other than the euro is recorded in the corresponding business areas. Lastly, it includes certain portfolios and assets not linked to customers, with its corresponding revenues and costs, such as the industrial and financial holdings and the Group’s real estate assets in Spain assigned to headquarter services and foreclosed or purchased assets.

In addition, supplementary information is provided of the global business (formerly called Wholesale Banking & Asset Management -WB&AM- and now Corporate & Investment Banking) carried out by the BBVA Group. This aggregate does not include the asset management business. This aggregate of businesses is considered relevant to better understand the BBVA Group because of the customers served, the type of products offered and the risks undertaken.

Furthermore, as usual in the case of The Americas, both constant and current exchange rates have been applied when calculating year-on-year variations.

The Group compiles reporting information by areas on a level as disaggregated as possible, and all data relating to the businesses these units manage is recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group at higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•

Capital: Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. These targets have two levels: the first is core equity, which determines the capital allocated. This amount is used as a basis for calculating the profitability of each business. The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities. The calculation of the ERC combines credit risk,

24	Business areas

market risk, structural balance-sheet risk, equity positions, operational risk and fixed asset and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II capital accord, with economic criteria prevailing over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability across units. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the profitability by client, product, segment, unit or business area.

•

Internal transfer prices: Internal transfer rates are applied to calculate the net interest income of each business, on both the assets and liabilities. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that reflects the conditions and prospects of the financial markets in this area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

Recurrent economic profit by business area

(January-September 2012. Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Spain	1,365	467
Eurasia	766	317
Mexico	1,314	862
South America	811	520
The United States	208	(36)
Corporate Activities	(693)	(706)
BBVA Group	3,770	1,424

•

Assignment of operating expenses: Both direct and indirect costs are assigned to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross selling: in some cases, consolidation adjustments are required to eliminate shadow accounting entries in the results of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group	Spain	Eurasia	Mexico	South America	The United States	Corporate Activities
January-September 12
Net interest income	11,220	3,571	603	3,079	3,087	1,285	(404)
Gross income	17,103	5,038	1,624	4,418	4,278	1,826	(79)
Operating income	9,000	2,972	1,048	2,750	2,463	634	(868)
Income before tax	2,173	(782)	890	1,741	1,926	496	(2,098)
Net attributable profit	1,656	(532)	813	1,300	1,014	341	(1,279)
Net attributable profit (adjusted) (1)	3,345	848	813	1,300	1,014	341	(971)
January-September 11
Net interest income	9,676	3,305	519	2,840	2,255	1,216	(460)
Gross income	15,052	4,879	1,329	4,174	3,214	1,745	(290)
Operating income	7,753	2,799	893	2,655	1,751	645	(991)
Income before tax	4,145	1,615	844	1,691	1,385	338	(1,727)
Net attributable profit	3,143	1,149	719	1,252	753	242	(972)
Net attributable profit (adjusted) (1)	3,478	1,249	719	1,252	753	242	(737)

(1)	In 2011, during the fourth quarter, US goodwill impairment charge. In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in the third quarter of 2012, impact of Unnim badwill.

Business areas	25

Spain

Income statement

(Million euros)

	Spain
	January-Sep. 12	Δ%	January-Sep. 11
Net interest income	3,571	8.0	3,305
Net fees and commissions	1,199	6.0	1,131
Net trading income	(16)	n.m.	84
Other income/expenses	284	(21.0)	359
Gross income	5,038	3.2	4,879
Operating costs	(2,065)	(0.7)	(2,081)
Personnel expenses	(1,239)	(2.2)	(1,267)
General and administrative expenses	(747)	0.9	(740)
Depreciation and amortization	(79)	7.8	(74)
Operating income	2,972	6.2	2,799
Impairment on financial assets (net)	(3,705)	195.2	(1,255)
Provisions (net) and other gains (losses)	(49)	n.m.	71
Income before tax	(782)	n.m.	1,615
Income tax	250	n.m.	(466)
Net income	(532)	n.m.	1,149
Non-controlling interests	(1)	n.m.	0
Net attributable profit	(532)	n.m.	1,149
Adjusted (1)	(1,380)	-	(100)
Net attributable profit (adjusted) (1)	848	(32.1)	1,249
(1) In 2011 and 2012, impairment charge related to the deterioration of the real estate sector.
Balance sheet (Million euros)
	Spain
	30-09-12	Δ%	30-09-11
Cash and balances with central banks	7,602	(17.0)	9,154
Financial assets	77,946	6.8	72,960
Loans and receivables	231,171	3.0	224,501
Loans and advances to customers	210,543	1.2	208,039
Loans and advances to credit institutions and other	20,628	25.3	16,462
Inter-area positions	-	-	-
Tangible assets	856	(6.3)	913
Other assets	4,051	25.1	3,237
Total assets/Liabilities and equity	321,626	3.5	310,765
Deposits from central banks and credit institutions	54,290	34.1	40,490
Deposits from customers	122,058	1.5	120,281
Debt certificates	7,755	n.m.	346
Subordinated liabilities	3,010	(48.7)	5,864
Inter-area positions	48,375	(30.1)	69,169
Financial liabilities held for trading	54,896	20.9	45,400
Other liabilities	19,308	4.0	18,561
Economic capital allocated	11,934	12.0	10,656

26	Business areas

Spain highlights in the third quarter	Significant ratios (Percentage)

•    Consolidation of Unnim.

•    Positive performance of customer deposits.

•    Good price management and strict cost control boost operating income.

•    The increase in provisions enables BBVA to meet 2/3 of the RDL 02/2012 and 18/2012 requirements.

		Spain
		30-09-12	30-06-12	30-09-11
	Efficiency ratio	41.0	40.8	42.6
	NPA ratio	6.5	5.1	4.9
	NPA coverage ratio	59	50	42
	Risk premium	2.31	2.14	0.77

Industry Trends

In the third quarter of 2012, the commercial activity of Spanish credit institutions took place in a very difficult environment marked by:

•	Greater uncertainty and weak economic growth.

•

The debt crisis in Europe and difficulties in accessing the international wholesale finance markets. Financial tension that kept the markets practically closed and increased dependence on finance from the ECB, which at the end of September had reached the figure of €378 billion.

•	High volatility on the financial markets.

With respect to the Spanish financial system, macroeconomic weakness and the necessary debt deleveraging process in the Spanish economy has led to a significant stagnation in credit demand. This is limiting growth in volumes and had a negative effect on the NPA ratio, which at the end of August stood at 10.5% for Spain’s financial system as a whole. Against this backdrop, savings become a key element in the management of the business.

The third quarter was a key moment in terms of progress in the process of restructuring in the industry. In September the conclusions of the bottom-up exercise carried out by Oliver Wyman were made public. The results of the stress tests once more showed the disparity within the Spanish financial system, with a core of strong banks and vulnerability limited to a specific part of the industry. This clear distinction between banks will make restructuring easier. The work by Oliver Wyman represents a decisive step in recovering market confidence in the Spanish financial system, and eases doubts about the transparency and valuation of bank assets. It marks the end of one of the final phases of restructuring which, once completed, will lead to a financial system with fewer but sounder banks. As was already mentioned at the time the top-down analysis was published in June, this new Oliver Wyman exercise confirms that BBVA will not need additional capital, even in the most adverse macroeconomic scenario, thanks to the recurrence and soundness of its business model. It clearly shows the strength of the Group’s model in situations of extreme difficulty.

Finally, with respect to BBVA in Spain, the acquisition of 100% of the capital stock of Unnim Banc, S.A. was completed in the quarter. As a result, the Group’s financial statements as of 30-Sep-2012 already include the Unnim accounts from July 27. The comments below include the figures for the Catalan bank, unless otherwise indicated. The integration of Unnim barely has an impact on the earnings in the area. It contributes a loan book of €18 billion, 25% of which is regulated by an asset protection scheme (EPA), and includes customer funds of around €11 billion. However, it does negatively affect the Group’s NPA ratio.

Activity

The most important aspect of BBVA’s activity in Spain over the quarter is the favorable trend in customer deposits and promissory notes and the ongoing process of deleveraging. As a result, the commercial gap and the liquidity position in the area have improved as of the close of the third quarter of 2012.

As of 30-Sep-2012, BBVA managed a volume of €163,425m in customer funds, including customer deposits, promissory notes and off-balance-sheet funds, up 9.1% year-on-year and 9.2% quarter-on-quarter. Of this figure,

Spain	27

€129,813m were on-balance-sheet customer funds and promissory notes, which increased by 7.6% over the last 12 months and 12.8% on the close of the first half of 2012. Not including the Unnim figures, there was also a rise over the last 12 months (6.1%) and over the quarter (3.1%), confirming the outstanding management of fund gathering and renewals arranged by the commercial network and with wholesale customers (in the latter case, the amount of this heading in CIB went up 5.5% on the figure for 30-Jun-2012).

BBVA managed in Spain off-balance-sheet funds of €50,492m, an increase of 3.7% on the figure for the previous quarter and 0.5% on the same date last year. Of these, €18,987m are mutual funds that account for 17.3% of the market (latest available figure for August), with a slight increase over the quarter of 1.6%. The rest are distributed among other off-balance-sheet funds and pension funds, which as of 30-Sep-2012 amounted to €17,695m, a rise of 2.9% since 30-Jun-2012 (up 5.7% year-on-year) thanks to the positive management of renewals and attraction of new accounts. As a result of the above, BBVA is maintaining its position as the biggest pension fund manager in Spain, with a market share of 19.1% (latest available figures as of June).

Gross lending to customers closed September at €219,469m, with rises of 3.2% year-on-year and 3.9% quarter-on-quarter due to the incorporation of the Unnim balances. Excluding these, the loan book in the area has continued to shrink (by 6.1% year-on-year and 5.5% quarter-on-quarter), in line with the necessary process of deleveraging in the economy.

With respect to asset quality, the slight upward movement in the NPA ratio over previous quarters has continued, due to the difficult macroeconomic situation and the reduced volumes of lending activity. Despite this, the ratio is still far below that reported in the sector overall, and closed September at 5.7% (6.5% including the Unnim figures). The significant provisions made explain the improved coverage ratio, which increased from 50% as of 30-Jun-2012 to 56% as of 30-Sep-2012 (59% including Unnim).

Earnings

The most notable feature of earnings in the area in the first nine months of 2012 is excellent price management, which explains the increase in net interest income, the strict control of expenses and a significant increase in loan-loss provisions to cover the deterioration of assets related to the real-estate sector in Spain and thus comply with the requirements of Royal Decree-Laws 02/2012 and 18/2012.

In an environment of lower volumes, BBVA continues to improve its net interest income, which in the January-September period amounted to €3,571m, 8.0% more than in the same period in 2011. As mentioned earlier, good price management through repricing of loans, as well as the greater contribution of mortgage floors, have also led to an improvement of profitability, as measured by the net interest income over average total assets, to 1.63% at the end of September (1.39% in September 2011). Other revenue also performed well. However, the heading other revenue decreases due to the higher contribution to the Deposit Guarantee Fund. As a result of the above, gross income increased to €5,038m, with a year-on-year growth of 3.2%. This trend is very important given the economic context in which it has taken place.

28	Business areas

Operating expenses fell by 0.7% on the figure for the first nine months of 2011. This has led to an improvement in efficiency compared with the figure 12 months earlier, and has maintained the efficiency ratio practically the same as in the first half of 2012 (41.0%). As a result, operating income amounted to €2,972m, up 6.2% in year-on-year terms.

The strength of operating income mentioned above has made it possible to absorb the increase in loan-loss provisions. In the third quarter of 2012 there was further significant provisioning against impairment losses on financial assets and provisions to offset the deterioration in assets related to the real estate sector in Spain, thus complying with the requirements of Royal Decree-Laws 02/2012 and 18/2012. At the close of September, the area had already met two thirds of the obligations derived from Royal Decree-Laws 02/2012 and 18/2012. These increased provisions have resulted in an improvement of the coverage ratio in the area, as commented above, and have impacted the net attributable profit, which was a negative €532m (a positive €848m not taking into account the higher provisions resulting from the perimeter of Royal Decree-Laws 02/2012 and 18/2012).

Retail and Commercial Banking

Retail and Commercial Banking manages 90% of the loan book in the area and 96% of customer funds.

BBVA is working to support its customers and offer them increasingly personalized solutions within the difficult current economic situation. The range of products available to the different segments in this unit is expanding steadily, and the Bank continues to reward customer loyalty. The following examples are worth mentioning:

•	A new consumer finance scheme for private individuals that returns 10% of interest payments each year for the duration of the loan.

•

The Corporate and Business Banking (CBB) network has focused on retention and attraction of customer funds as a way of consolidating and increasing customer loyalty. To do so, it has offered a full range of products with competitive remuneration and great flexibility, which have gathered over €1,000m in time deposits over the quarter.

•

The start of the “International Synergies” project, which offers CBB customers in Spain a global range of services from all the countries where BBVA operates. In addition, the “Growing abroad” cycle, organized by the international department, continues to hold seminars to support Spanish companies in their process of international expansion. This firm commitment by BBVA to accompany its customers in their expansion abroad has resulted in an increasing number of cross-border transactions in countries such as Mexico, Chile, Canada, Turkey and Italy, where transnational teams operate, and demonstrates the global reach of the BBVA Group.

•

In the institutional segment, work is being carried out to advise the Ministry of Economy and Competitiveness and the Ministry of Finance and Public Administrations in creating and developing the Regional Liquidity Fund (FLA). The Spanish banking system will contribute €8,000m to this initiative, and BBVA’s contribution will be €1,600m.

Corporate & Investment Banking

This unit is responsible for global businesses within Spain. It manages a volume of business as of 30-Sep-2012 of around €28,000m, with a loan book of €21,293m and on-balance-sheet customer deposits of €7,084m. Gross customer lending continues to fall due to the deleveraging process mentioned earlier and BBVA’s policy of focusing on customers with high loyalty, profitability and asset quality. This heading fell by 20.0% over the quarter. The increase on the balance on the same date in 2011 is the result of a temporary increase in balances from repo agreements and guarantees related to Global Markets transactions. On-balance-sheet customer funds increased by 5.5% over the quarter, compared with a fall of 39.9% in the previous quarter, thanks to the fund-gathering efforts undertaken over the quarter.

The following are worth highlighting as regards earnings:

•	A resilient gross income, which in the cumulative figure through September 2012

Spain	29

amounted to €705m, up 2.6% on the same period in 2011. It was boosted mainly by the good performance of revenue from customers and, in particular, revenue generated by the Global Transactional Banking unit.

•	Operating expenses continue their year on year downward trend as in previous quarters. From January to September 2012 they amount to €240m, a decline of 4.8% than the same period in 2011.

•	Rise in operating income, which amounted to €465m in January through September, 6.9% up on the figure for the same period in 2011.

•	Generation of a cumulative net attributable profit of €268m, a year-on-year fall of 8.7% (down 39.1% in January-June 2012).

The most significant transactions and highlights for the period are detailed in the CIB section at the end of this report.

Highlights

The highlight of the quarter was the completion of the purchase of Unnim Banc, S.A. on July 27, 2012, after receiving authorization from the European Commission’s Directorate General for Competition and the Spanish National Commission for Competition. This acquisition strengthens BBVA’s commitment in Catalonia and doubles its market share in one of the most attractive markets and with bigger growth potential in Spain.

On the commercial side, this quarter saw the launch of Adiós Comisiones, the plan that eliminates account fees and fees charged for debit or credit cards, and offers additional benefits to customers in other financial products for their loyalty to the Bank. The campaign is part of BBVA’s range of transactional products, which offers significant advantages to all customers who maintain a flow of collections and payments with BBVA. It is one of the most competitive initiatives in the market and one of the Bank’s main levers for growing its customer base in Spain. The success of the plan has been reflected in the rise of customer share for the second year in a row reaching a FRS market share of 10.6% as main supplier, according to the latest information available (September 2012).

In the insurance business, a new car insurance was launched in September with the aim of increasing cross-selling through high added-value products and increasing the loyalty of insurance policyholders. It has a very competitive price and attributes that sets it apart from the competition (including a free door-to-door service for the vehicle roadworthiness test (ITV) and for repairs, the BBVA commitment to quality, free choice of garage, and an additional 5% discount for a second vehicle insured in the family). In this way, BBVA has not only consolidated its position as a global provider of insurance solutions for its customers, but also taken a further step in diversifying its lines of business.

The CalidadX3 program was launched to boost best banking practices and the culture of excellence. It is based on the customer-centric philosophy and aims to raise the Bank’s differentiation by: 1) being the most recommended bank in the market and 2) improving levels of customer satisfaction. The Liga Calidad BBVA (BBVA Quality League) was launched during the quarter to boost this ambitious plan. This is a competition between BBVA branches for excellence in customer service.

Finally, BBVA continues to make progress in developing its multichannel distribution model. The number of customers choosing BBVA Contigo as their main channel for relations with BBVA continues to increase. A total of 290,000 customers are already remotely managed by approximately 300 specialized advisers.

30	Business areas

Eurasia

Income statement

(Million euros)

	Eurasia
	January-Sep. 12	Δ%	January-Sep. 11
Net interest income	603	16.0	519
Net fees and commissions	336	17.2	287
Net trading income	91	0.8	90
Other income/expenses	595	37.4	433
Gross income	1,624	22.2	1,329
Operating costs	(576)	32.2	(436)
Personnel expenses	(299)	21.4	(246)
General and administrative expenses	(232)	46.3	(159)
Depreciation and amortization	(45)	45.7	(31)
Operating income	1,048	17.3	893
Impairment on financial assets (net)	(138)	105.5	(67)
Provisions (net) and other gains (losses)	(20)	n.m.	17
Income before tax	890	5.5	844
Income tax	(77)	(37.8)	(124)
Net income	813	13.0	719
Non-controlling interests	-	-	-
Net attributable profit	813	13.0	719

Balance sheet (Million euros)
	Eurasia
	30-09-12	Δ%	30-09-11
Cash and balances with central banks	2,097	9.9	1,908
Financial assets	12,268	10.8	11,070
Loans and receivables	34,593	(10.1)	38,492
Loans and advances to customers	31,457	(8.0)	34,188
Loans and advances to credit institutions and other	3,136	(27.1)	4,304
Inter-area positions	-	-	-
Tangible assets	587	1.9	576
Other assets	1,179	0.9	1,169
Total assets/Liabilities and equity	50,724	(4.7)	53,214
Deposits from central banks and credit institutions	15,523	(8.2)	16,908
Deposits from customers	18,383	(18.3)	22,504
Debt certificates	1,015	29.8	782
Subordinated liabilities	907	(54.7)	2,003
Inter-area positions	5,530	71.6	3,224
Financial liabilities held for trading	412	28.9	319
Other liabilities	4,235	60.9	2,632
Economic capital allocated	4,720	(2.5)	4,843

Eurasia	31

Significant ratios (Percentage)

Eurasia highlights in the third quarter

•    Favorable trend in retail customer activity.

•    Positive performance of the more recurrent revenue.

•    CNCB announces 28.9% year-on-year growth of earnings.

•    Strong solvency and liquidity position in Garanti.

•    Garanti successfully completes the largest Eurobond issue ever made by a Turkish bank.

	Eurasia
	30-09-12	30-06-12	30-09-11
Efficiency ratio	35.5	33.7	32.8
NPA ratio	1.7	1.4	1.5
NPA coverage ratio	114	119	118
Risk premium	0.52	0.45	0.28

Industry Trends

The economic backdrop in the third quarter of 2012 for Europe was difficult, with highly volatile markets. However, progress was clearly achieved in the European project following the summit held at the end of June, laying the foundations for future banking union in the area.

In Turkey, the most important feature over the quarter was that the less restrictive monetary policy applied by the Turkish central bank. This should help boost economic growth. Basel II regulations began to be applied in July. The impact has been slightly negative on the capital ratio of the sector as a whole, but positive in the case of Garanti.

Finally, in China the two consecutive interest rate cuts (in June and July), the reductions of 150 basis points in the reserve ratio announced in December and the increased regulatory flexibility, have boosted bank lending. At the same time, the fall in real estate prices has stabilized and an upturn in lending through the banking system is helping to moderate credit growth in the informal financial industry.

Activity

At the close of the third quarter of 2012, gross lending to customers in the area amounted to €32,284m, a year-on-year fall of 7.7% and a quarterly fall of 4.6%, due to the shrinking of the wholesale customer loan portfolio. Retail loans grew at 4.9% in the last 12 months and remains at very similar levels to 30-Jun-2012. Once more, one of the strong points was the positive trend in balances from Turkey, which account for 34% of gross customer lending in the area and 56% of the retail business in Europe (excluding Spain). Balances were 22.8% higher than the figure for the same date in 2011.

With respect to the risk indicators, the NPA ratio closed 30-Sep-2012 at 1.7%, which compares with the figure of 1.4% at the end of the previous quarter. This slight increase is mainly due to lower lending, as the volume of NPA has remained fairly stable. The coverage ratio closed the quarter at 114% and the risk premium at 0.52% (119% and 0.45%, respectively, as of 30-Jun-2012).

32	Business areas

Customer funds (including repos and off-balance-sheet funds) closed at €19,355m, a very similar level to 30-Jun-2012 and a year-on-year fall of 18.2%. This is also basically due to the drop in wholesale deposits. Turkey’s contribution over the last 12 months continues to be very positive. Customer funds consolidated in the Group increased 17.9% on the same figure in 2011.

Earnings

Both Garanti and CNCB continued to perform well from January through September 2012. As a result, Eurasia had gross income of €1,624m, up 22.2% over the last 12 months, despite the drop in NTI over the quarter.

Operating expenses increased by 32.2% in the same period due to the investment projects undertaken, mainly in emerging countries. However, their growth rate slowed compared with previous quarters. Thus, operating income increased by 17.3% on the figure for the same date in 2011. Impairment losses on financial assets amounted €138m, and the net attributable profit in the area was €813m, 13.0% up on the figure for January-September 2011.

Europe generated 42.4% of the net attributable profit in the area, at €345m (up 1.4% year-on-year). Of particular note in the area is the continued excellent performance of Turkey, whose cumulative earnings of €233m were over twice the figure for the first nine months of the previous year (partly because Garanti has contributed for the nine months in 2012, while in 2011 it began to contribute at the end of March). In the rest of Europe, the reduced activity and market turbulence of the previous quarters continued. This had a negative impact on the net attributable profit, with a cumulative figure of €112m.

The following are worth highlighting with respect to Garanti Bank:

•

Lending has continued the trend seen in previous quarters and rose by 9.6% on September 2011. Of particular note is the selective growth in higher yield portfolios, basically in local currency, with the emphasis on profitability rather than volume. Thus, Garanti continued its superior increase in mortgage lending (up 13% year-on-year compared with the figure of 9.5% for the sector as a whole), auto-finance (up 15.2% compared with the sector figure of 10.7%) and personal loans (up 17.2% compared with 16.9% for the sector).

•

Adequate mix of well diversified and actively managed liabilities, with customer deposits up 10.6% over the last 12 months. The increased growth continues to be focused on lower-cost products, such as local-currency customer deposits, in which Garanti has performed notably better than the sector.

•

In the third quarter, there was also a significant reduction in the cost of liabilities, both in deposits and repos. As a result, the spread between the yield on assets and the cost of liabilities has increased.

•	With respect to liquidity, Garanti has a loan-to-deposit ratio of under 100%.

•

In terms of solvency, the Garanti Group maintains its position as one of the soundest in the country, with a capital ratio of 16.4% according to Basel II criteria. In the transition to Basel II, Garanti has increased its capital ratio, while it fell in the industry as a whole.

Garanti. Significant data (30-09-12) (1)

30-09-12
Financial statements (million euros)
Attributable profit	1,002
Total assets	66,608
Loans to customers	38,336
Deposits from customers	37,286
Relevant ratios (%)
Efficiency ratio	45.9
NPA ratio	2.0
Other information
Number of employees	17,118
Number of branches	932
Number of ATMs	3,441
(1) BRSA data for the Garanti Bank.

Eurasia	33

•	In terms of productivity per employee and branch, Garanti leads the ranking for the sector in Turkey.

•

In earnings, it has outstandingly sound recurring revenue. Net interest income grew at a year-on-year rate of 23% thanks to excellent price management and growth in activity. Income from fees and commissions, appropriately diversified between different products and segments, fell by 1% due largely to the coming into force of a new regulation that stipulates new loans must be recognized on an accrual basis. The above, together with a high level of discipline in expenses, high asset quality and the lack of one-off earnings, led to a €1,129m profit of the Garanti Group for the first nine months of 2012, a year-on-year rise of 5.6%. Thus, Garanti remains as the biggest bank in Turkey by earnings.

Finally, Asia recorded a cumulative net attributable profit of €468m, 23.3% up on the figure 12 months earlier thanks to the excellent performance of CNCB. According to data for the first half of 2012, the bank in China earned 28.9% more than in the same period in 2011. This is due to increased recurring revenue (net interest income plus fees and commissions) as a result of strong activity, and the positive performance of the intermediation business. Operating expenses rose less than gross income, and as a result efficiency improved. Loan-loss provisions increased with the aim of raising the coverage ratio. Among the highlights of activity was the increase in deposits, which grew more than the loan book (17% and 13% in year-on-year terms, respectively). Finally, CNCB improved its solvency ratio, which stood at 13.4% at the close of June 2012, using local criteria.

Highlights

•

Garanti successfully completed the biggest Eurobond issue (USD 1,350m) with the lowest coupon by a Turkish bank. While European financial markets are going through an extraordinarily difficult period, international investors are looking to credit markets in emerging countries and have placed a great deal of confidence in the bank and the Turkish financial sector.

•

Garanti was one of the first Turkish companies to receive an Investors in People (IIP) certification, rising from “silver” in 2009 to “gold” status in 2012. This makes it one of the 615 companies with this status out of a sample of over 24,000. The award recognizes the values that it shares with BBVA: superior customer-centric management, a highly qualified team, and efficient management of the organization.

•

Garanti was named “Best Turkish Bank,” “Best Central European and Eastern European Bank” and “Best Turkish Trade Finance Bank” by Global Finance. It was also recognized as “Best Turkish Bank” by Euromoney and is the only bank in Turkey to receive awards in five different categories.

34	Business areas

Mexico

Income statement

(Million euros)

					Units:
	Mexico				Banking Business				Pensions and Insurance
	Jan.-Sep. 12	Δ%	Δ%(1)	Jan.-Sep. 11	Jan.-Sep. 12	Δ%	Δ%(1)	Jan.-Sep. 11	Jan.-Sep. 12	Δ%	Δ%(1)	Jan.-Sep. 11
Net interest income	3,079	8.4	8.5	2,840	3,021	8.6	8.7	2,780	56	3.2	3.3	54
Net fees and commissions	938	3.6	3.7	906	886	4.6	4.7	847	52	(2.3)	(2.2)	53
Net trading income	188	(28.6)	(28.5)	264	136	(33.0)	(33.0)	204	51	(15.2)	(15.2)	60
Other income/expenses	212	29.1	29.2	164	(93)	9.4	9.5	(85)	345	16.5	16.6	296
Gross income	4,418	5.8	5.9	4,174	3,950	5.4	5.5	3,746	503	8.7	8.8	463
Operating costs	(1,668)	9.8	9.9	(1,519)	(1,584)	10.9	11.0	(1,428)	(115)	(4.5)	(4.4)	(121)
Personnel expenses	(715)	7.8	7.9	(663)	(661)	8.8	8.9	(607)	(54)	(3.6)	(3.5)	(56)
General and administrative expenses	(856)	10.1	10.2	(778)	(828)	11.2	11.3	(744)	(60)	(4.4)	(4.3)	(63)
Depreciation and amortization	(97)	23.8	23.9	(78)	(96)	25.3	25.4	(76)	(1)	(32.2)	(32.1)	(2)
Operating income	2,750	3.6	3.7	2,655	2,366	2.1	2.2	2,318	388	13.3	13.4	342
Impairment on financial assets (net)	(970)	6.0	6.1	(915)	(970)	6.0	6.1	(915)	-	-	-	-
Provisions (net) and other gains (losses)	(39)	(20.9)	(20.8)	(50)	(38)	(20.2)	(20.1)	(47)	(2)	(34.3)	(34.2)	(3)
Income before tax	1,741	3.0	3.1	1,691	1,358	0.2	0.3	1,356	386	13.6	13.7	340
Income tax	(439)	0.4	0.5	(437)	(327)	(3.3)	(3.2)	(338)	(113)	13.3	13.4	(100)
Net income	1,302	3.9	4.0	1,254	1,032	1.3	1.4	1,018	273	13.8	13.9	240
Non-controlling interests	(2)	16.9	17.0	(2)	(0)	1.6	1.7	(0)	(2)	12.1	12.2	(2)
Net attributable profit	1,300	3.9	4.0	1,252	1,031	1.3	1.4	1,018	271	13.8	13.9	238
(1) At constant exchange rate.

Balance sheet (Million euros)
					Units:
	Mexico				Banking Business				Pensions and Insurance
	30-09-12	Δ%	Δ%(1)	30-09-11	30-09-12	Δ%	Δ%(1)	30-09-11	30-09-12	Δ%	Δ%(1)	30-09-11
Cash and balances with central banks	5,149	2.0	(8.9)	5,047	5,149	2.0	(8.9)	5,047	-	-	-	-
Financial assets	32,480	31.8	17.7	24,640	26,261	31.2	17.2	20,013	6,490	33.6	19.3	4,860
Loans and receivables	42,362	28.1	14.5	33,057	41,701	27.3	13.7	32,754	731	108.1	85.8	352
Loans and advances to customers	37,941	25.3	11.9	30,275	37,745	25.3	11.9	30,123	227	24.7	11.4	182
Loans and advances to credit institutions and other	4,421	58.9	41.9	2,782	3,956	50.4	34.3	2,631	504	197.7	165.9	169
Tangible assets	1,167	29.5	15.7	901	1,161	29.8	15.9	894	6	(3.0)	(13.4)	6
Other assets	3,266	75.2	56.5	1,864	3,134	6.4	(4.9)	2,944	156	40.7	25.7	111
Total assets/Liabilities and equity	84,424	28.9	15.1	65,509	77,405	25.5	12.1	61,653	7,384	38.6	23.8	5,329
Deposits from central banks and credit institutions	14,913	85.0	65.2	8,062	14,913	85.0	65.2	8,062	-	-	-	-
Deposits from customers	36,131	15.9	3.5	31,170	36,174	16.0	3.6	31,189	-	-	-	-
Debt certificates	4,362	12.2	0.2	3,887	4,362	12.2	0.2	3,887	-	-	-	-
Subordinated liabilities	4,327	95.8	74.9	2,210	4,327	28.3	14.6	3,373	-	-	-	-
Financial liabilities held for trading	6,667	8.4	(3.2)	6,153	6,667	8.4	(3.2)	6,153	-	-	-	-
Other liabilities	12,827	24.0	10.7	10,348	6,134	7.5	(4.0)	5,707	7,072	42.1	26.9	4,977
Economic capital allocated	5,198	41.2	26.2	3,680	4,829	47.1	31.4	3,283	312	(11.3)	(20.7)	352

 (1) At constant exchange rate.

Mexico	35

Significant ratios (Percentage)

Mexico highlights in the third quarter

•    Strong performance of the retail portfolio, especially consumer and SME.

•    Double-digit growth of retail customer demand deposits.

•    Positive performance of the insurance business.

•    Sustained recurring revenue.

•    Successful issuance of capital notes on international markets.

	Mexico
	30-09-12	30-06-12	30-09-11
Efficiency ratio	37.8	37.9	36.4
NPA ratio	4.1	4.0	3.7
NPA coverage ratio	107	111	128
Risk premium	3.46	3.40	3.59

Industry Trends

Mexico’s financial system remains stable and sound. This is reflected in its adequate liquidity position, and its high solvency, which is far above the regulatory minimum.

Commercial bank lending to the private sector continues to expand steadily. At the close of August it registered the 19th successive month of double-digit growth rates. The best performing portfolios are consumer finance (payroll accounts and personal loans) and corporate lending.

In customer deposits, the retail segment also performed well, while time deposits grew at a slower pace as they were replaced by investment companies (SIDs).

Both the fixing and average peso/euro exchange rates appreciated over the quarter and the last 12 months. This has had a positive impact on the balance sheet and activity for the last 12 months and the quarter, and to a lesser extent on the Group’s income statement. Unless otherwise indicated, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of the business in Mexico.

Activity

At the close of September 2012, the loan book in Mexico amounted to €39,719m, a year-on-year growth of 11.5%.

Retail lending continues to be particularly strong, with growth over the same period of 12.6% to €20,831m. Within this portfolio, there was outstanding growth in loans to small businesses, which went up 31.4% year-on-year. Consumer finance was also very strong, with a rise of 18.3%. Residential mortgages growth was stable compared with previous quarters (up 4.2% year-on-year). It is worth noting that during the third quarter, the Mexico area granted the largest number of new mortgage loans year to date.

36	Business areas

Lending to Wholesale customers has also continued to grow, with a year-on-year rise of 10.6% to €16,128m. Corporate and public-sector lending performed particularly well, with double-digit growth since the close of 2011. Lending to large corporations has also continued to be boosted through the placement of bonds on the capital markets. In the third quarter, Mexico maintained its leading position in this respect by placing USD 2,631m.

Customer funds (on-balance sheet deposits, repos, mutual funds and investment companies, and pension funds) grew 7.2% year-on-year to €76,314m at the close of September 2012.

Demand deposits (current and savings accounts) grew 6.8%, with a particularly notable increase in customer funds gathered by the commercial network, with a rise of 12.9% on the same date in 2011. Mexico is maintaining its strategy of increasing the profitability of liabilities. Time deposits have fallen by 17.9% year-on-year. They were partly offset by the increase in mutual funds (up 8.6%). As a result of the above, at the close of September, the mix of customer deposits maintained a profitable structure with 78% being low-cost deposits, and the remaining 22% time deposits.

Earnings

In the first nine months of the year, the Mexico area continued to generate recurring revenue at a good level. Net interest income amounted to €3,079m, an increase of 8.5% year-on-year, despite the current low interest rates in Mexico.

Income from fees and commissions amounted to €938m, a year-on-year rise of 3.7%. This line of business was boosted by the use of credit and debit cards and mutual funds.

NTI recorded its biggest quarterly growth so far this year, nearly doubling the figure for the second quarter in 2012. However, in cumulative terms it continues to post year-on-year falls, due to the high levels achieved in the same period in 2011. There was a rise of 29.2% in other revenue. Once more, it is important to note the positive performance of the insurance business.

Operating expenses grew at practically the same year-on-year rate as in previous quarters, with a rise of 9.9% to €1,668m. This increase can be explained by the steady rise in investments to take advantage of the opportunities offered by the local market. The number of employees increased by 3,845 in the last 12 months, and 538 new ATMs were installed. Despite the above, the Mexico area still has one of the best efficiency ratios in the local market, at 37.8% at the end of the third quarter of 2012.

These revenue and expenses figures resulted in an operating income of €2,750m, a year-on-year rise of 3.7%. Excluding NTI, which is a more volatile component, the increase was 7.2%.

Impairment losses on financial assets increased at a slower rate than commercial activity, with an accumulated total through September of €970m, a rise of 6.1% on the figure for the same period in 2011. Risk management in the area continues to be adequate, as can be seen in the low cumulative risk premium at the close of September of 3.46%. The NPA ratio closed as of 30-Sep-2012 at 4.1% and the coverage ratio at 107%.

Finally, Mexico generated a net attributable profit in the first nine months of 2012 of €1,300m, 4.0% above the result in the same period in 2011.

Pensions and Insurance

In the first nine months of 2012, the Pensions and Insurance unit in Mexico generated a net attributable profit of €271m, a rise of 13.9% on the same period in 2011.

The pension business saw year-on-year growth in its earnings of 27.2%, thanks to the strong growth in commercial activity.

The insurance business generated a net attributable profit of €201m, an increase of 9.9% over the previous 12 months. This result has been boosted by the outstanding earnings from the ILP, Creditón Nómina, VidaSegura, HogarSeguro and Transacción Segura products, as well as the lower levels of claims reported due to some improvements implemented by the insurance company.

Highlights

•	The Dinero Móvil BBVA Bancomer plan launched in September 2012 will boost

Mexico	37

access to banking for new users, and thus contribute to increase financial inclusion and the level of banking penetration in the country. The innovation introduced by the service is the ability to send money to any part of Mexico via the Internet, ATMs or cell phones. The recipient of the deposit receives a message with a password giving access to the cash through ATMs in the BBVA Bancomer network, without the need for a debit card or a bank account.

•

In July 2012, BBVA Bancomer successfully issued 10-year additional capital notes for USD 1 billion on the international markets. The issue was 3.5 times oversubscribed, thus demonstrating the high level of investor confidence in the bank and in the country. In September 2012 the issue was renewed for another USD 500m, also on the international markets. On this occasion the issue was 3 times oversubscribed, once more confirming the confidence of investors in the growth prospects and positive performance of the BBVA franchise and the country overall.

•

The Mexican Center for Philanthropy (Cemefi), Alliance for Social Responsibility in Mexico (AliaRSE) and Forum Empresa have granted BBVA Bancomer the “Best Corporate Social Responsibility Practice” award in the “Community engagement” category for the mutual fund B+Educa, the first of its kind created by Mexico to support the Por los que se quedan (For those left behind) social integration scholarship program.

•

Finally, the Group’s business with SMEs in Mexico has been very intense, and led to it receiving the “SME 2012” award as the bank granting most loans to SMEs and entrepreneurs. New solutions and value-added services have been launched for this segment with the aim of increasing their business efficiency and competitiveness.

38	Business areas

South America

Income statement

(Million euros)

					Units:
	South America				Banking business				Pensions and Insurance
	Jan.-Sep. 12	Δ%	Δ%(1)	Jan.-Sep. 11	Jan.-Sep. 12	Δ%	Δ%(1)	Jan.-Sep. 11	Jan.-Sep. 12	Δ%	Δ%(1)	Jan.-Sep. 11
Net interest income	3,087	36.9	25.6	2,255	3,042	37.6	26.3	2,211	45	4.9	(3.0)	43
Net fees and commissions	982	25.8	16.2	780	704	25.5	16.6	561	283	27.1	15.7	223
Net trading income	367	3.4	(4.6)	355	325	(2.8)	(10.9)	335	42	101.2	106.5	21
Other income/expenses	(158)	(10.4)	(21.4)	(176)	(292)	1.5	(7.7)	(288)	141	17.6	13.3	120
Gross income	4,278	33.1	22.7	3,214	3,779	34.1	23.5	2,818	511	25.7	17.2	406
Operating costs	(1,814)	24.0	15.2	(1,463)	(1,611)	27.8	18.4	(1,261)	(180)	1.3	(5.6)	(178)
Personnel expenses	(921)	23.4	15.0	(747)	(812)	26.9	18.0	(640)	(90)	2.9	(4.4)	(87)
General and administrative expenses	(762)	26.2	17.2	(604)	(675)	31.4	21.6	(514)	(83)	(2.3)	(8.7)	(85)
Depreciation and amortization	(131)	16.3	6.6	(113)	(124)	15.5	5.8	(107)	(7)	32.2	22.4	(6)
Operating income	2,463	40.7	29.0	1,751	2,168	39.2	27.5	1,558	330	44.7	35.0	228
Impairment on financial assets (net)	(409)	26.9	15.7	(322)	(409)	26.8	15.6	(322)	-	-	-	-
Provisions (net) and other gains (losses)	(128)	194.0	166.3	(44)	(124)	165.4	138.4	(47)	(3)	n.m.	n.m.	2
Income before tax	1,926	39.1	27.7	1,385	1,635	37.6	26.3	1,188	327	42.2	32.7	230
Income tax	(433)	53.4	40.6	(282)	(363)	47.6	35.9	(246)	(81)	67.3	53.5	(48)
Net income	1,493	35.4	24.3	1,103	1,273	35.0	23.8	943	246	35.5	27.0	181
Non-controlling interests	(479)	37.0	25.0	(349)	(419)	36.2	23.8	(308)	(59)	39.7	30.6	(42)
Net attributable profit	1,014	34.7	24.1	753	853	34.4	23.8	635	187	34.3	25.9	139
(1) At constant exchange rates.

Balance sheet (Million euros)
					Units:
	South America				Banking business				Pensions and Insurance
	30-09-12	Δ%	Δ%(1)	30-09-11	30-09-12	Δ%	Δ%(1)	30-09-11	30-09-12	Δ%	Δ%(1)	30-09-11
Cash and balances with central banks	9,261	18.2	12.1	7,833	9,261	18.2	12.1	7,833	-	-	-	-
Financial assets	11,584	17.1	7.2	9,891	10,052	19.1	9.4	8,441	1,518	9.0	(1.6)	1,393
Loans and receivables	50,245	29.3	19.7	38,853	49,821	30.3	20.6	38,238	306	(20.2)	(22.7)	383
Loans and advances to customers	45,417	29.3	19.3	35,135	45,358	29.4	19.3	35,062	60	(30.1)	(32.3)	85
Loans and advances to credit institutions and other	4,828	29.9	24.0	3,718	4,463	40.5	35.2	3,176	246	(17.4)	(20.0)	298
Tangible assets	880	20.8	13.3	728	826	22.1	14.9	677	53	4.1	(7.7)	51
Other assets	2,107	(14.7)	(21.5)	2,469	2,044	1.8	(8.0)	2,008	165	8.6	0.5	151
Total assets/Liabilities and equity	74,077	23.9	14.8	59,774	72,005	25.9	16.7	57,196	2,042	3.2	(5.5)	1,979
Deposits from central banks and credit institutions	6,307	12.2	0.5	5,623	6,307	12.2	0.5	5,622	1	(79.9)	(79.1)	5
Deposits from customers	49,434	27.2	18.9	38,866	49,591	27.2	19.0	38,983	-	-	-	-
Debt certificates	3,459	61.4	44.4	2,144	3,459	61.4	44.4	2,144	-	-	-	-
Subordinated liabilities	1,223	(19.4)	(26.1)	1,518	1,223	12.4	(0.2)	1,088	-	-	-	-
Financial liabilities held for trading	1,127	(18.0)	(27.9)	1,373	1,127	(18.0)	(27.9)	1,373	-	-	-	-
Other liabilities	9,421	24.3	15.3	7,582	7,350	30.9	22.4	5,616	1,887	12.0	2.6	1,685
Economic capital allocated	3,106	16.4	8.0	2,668	2,948	24.4	15.6	2,370	154	(46.6)	(51.4)	289

 (1) At constant exchange rates.

South America	39

Significant ratios (Percentage)

its reserve requirements. In Argentina, the Central Bank has established the obligation for banks to keep a minimum credit line for SMEs based on their deposits. Peru together with Argentina have made changes to the method used for calculating their reserve requirements, which will result in an increase in the level of reserves.

With respect to exchange rate movements, there were general appreciations in the average rates for currencies in the region, both in the quarter and over the last 12 months. In terms of final exchange rates, there was a notable general appreciation over the year, but over the quarter this was limited to the Chilean peso. The above has had a positive impact on the year-on-year figures in financial statements and business activity in the area and on the quarterly figures in the income statement. However, the effect of exchange rates on the balance sheet and activity in the quarter is negative. Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of the business in South America.

Activity

The positive performance of business activity in South America continued in the third quarter of 2012, in both lending and customer deposits.

Gross customer lending closed September with a balance of €46,961m, a year-on-year growth of 19.0%. This growth has been leveraged in the segment of private individuals (up 32.0%), thanks to the positive performance of consumer finance and credit cards.

	South America
	30-09-12	30-06-12	30-09-11
Efficiency ratio	42.4	41.6	45.5
NPA ratio	2.2	2.3	2.3
NPA coverage ratio	142	139	140
Risk premium	1.26	1.12	1.31

South America highlights in the third quarter

•   Favorable performance of lending activity, highly leveraged on loans to individuals.

•   Positive performance of customer deposits, especially those with lower-cost.

•   Excellent price management.

•   Good asset quality.

•   Successful issuance of capital on international markets.

Industry Trends

In the third quarter of 2012 the financial system in South America remained sound. Lending has continued to grow, boosted by monetary policies focused on supporting economic activity. Lending continued to grow at a fast pace in all the countries in the region, particularly in Venezuela, Uruguay and Argentina, and also in Colombia, Chile and Peru, although at lower rates. Rising deposits have also reflected strong economic activity, with rates similar to those for lending. Peru has announced measures aimed at increasing

40	Business areas

There was a notable year-on-year gain in market share in the individuals segment of 29 basis points, according to the latest information available for July.

The above mentioned increased market share of the loan book has not been at the expense of quality, as shown by the improvement in the NPA ratio, which fell to 2.2% as of 30-Sep-2012 (2.3% as of 30-Jun-2012), and in the coverage ratio, which increased to 142% over the same period (139% at the close of the first half of 2012). It is worth noting that this positive performance is once more due to rigorous risk admission policies and outstanding management of recoveries.

On-balance-sheet customer deposits (excluding repos) have maintained their rate of growth, with a year-on-year increase of 20.1% as of 30-Sep-2012, closing September at €52,626m. This increase is mainly the result of a rise in lower-cost transactional deposits (up 22.6%), which have gained 16 basis points in market share over the last 12 months (also according to data as of July 2012). Including the assets under management by mutual funds and repos, customer funds managed by the banks in South America amounted to €56,158m, up 19.0% on the same date in 2011.

Earnings

Earnings in South America have continued to perform very well each quarter. This explains the region’s steadily increasing contribution to BBVA’s profits. In the first nine months of 2012 the net attributable profit in the region was €1,014m (up 24.1% year-on-year).

The outstanding performance of revenues is explained by sustained growth in activity, combined with a defense of spreads through good price management. Cumulative net interest income through September 2012 amounted to €3,087m, 25.6% up on the same period the previous year. Net fees and commissions increased by 16.2% over the same period to €982m. NTI fell 4.6% on the first nine months of 2011, which included the revaluation of BBVA Provincial’s US dollar positions. In addition to this, the insurance business also performed well. As a result, the cumulative gross income for the area increased by 22.7% year-on-year to €4,278m.

South America has continued to develop and implement its expansion and technological transformation plans designed to take advantage of the growth opportunities in the region resulting from strong economic activity and increased banking penetration. These factors, combined with the inflation in the area, explain why operating expenses have remained high, with a year-on-year increase of 15.2% to €1,814m. Specifically, work is being carried out to improve the quality of customer service, based on the corporate customer-centric policy. However, higher revenues mean that the efficiency ratio remains at 42.4%, a similar level to previous quarters, and operating income at €2,463m, a year-on-year increase of 29.0%.

Finally, impairment losses on financial assets increased 15.7% to €409m, in line with business activity. The cumulative risk premium through September closed at 1.26% (1.12% at the end of the first half of 2012).

Banking business

The banking business generated a net attributable profit of €853m over the first nine months of 2012, a year-on-year increase of 23.8%. Following previous quarters, the most significant aspects in the quarter for each of the banks are detailed below.

In Argentina there was outstanding growth in all revenue lines, above all net interest income, which was up 48.9% thanks to strong business activity throughout the year, and the favorable performance of customer spreads. Net fees and commissions and NTI have increased at a good pace, offsetting higher expenses and loan-loss provisions, the latter linked to increased business activity. As a result, the net attributable profit in September was €152m, a year-on-year increase of 39.7%.

BBVA Francés continues to be extremely active from the commercial point of view. Worth noting over the quarter was the launch of new corporate credit cards linked to LANPASS, Visa Corporate and Visa Business. They offer special benefits such as cash-back, through which companies get back 5% of their LAN ticket purchases and accumulate LANPASS kilometers.

Lending activity continues strong in BBVA Chile, with a rise of 15.8% in year-on-year terms, which is above the figure for the banking system as a whole. As a result, the market share in its loan book has increased by 29 basis points over the last year (latest available data to July). There was a particularly significant increase in the market share in consumer finance (up 66 basis points) and trade finance (up 37 points). Customer deposits, excluding repos, were up 10.4% in the same period, and gained 36 basis points of market share thanks to the good performance of savings accounts (up 35 points) and time deposits (up 53 points). The performance of the markets in the first nine months of 2012, together with narrowing spreads, have led to a fall of 1.9% in net interest income on the same period the previous year. The above factors, combined with reduced fee income and NTI and higher expenses and loan-loss provisions (the latter closely linked to increased business activity), resulted in the net attributable profit dropping 15.7% year-on-year to €81m. The increased expenses can be explained by the investments the bank is undertaking in technology to make life easier for its customers. Among the plans being undertaken are the following: launch of various mobile banking applications; opening of the first “Easy” branch in Latin America, with extended opening hours and the use of advanced technology; and a new customer service phone line for preferred customers.

In Colombia, lending has continued to grow at a fast pace (up 14.3% year-on-year), leveraged mainly on the portfolio of private individuals (up 26.0%). This has led to a significant gain in market share over the last year in all business lines (consumer finance up 105 basis points, credit cards up 123 basis points and mortgage loans up 17 basis points). Risk management

South America	41

continues to be a differentiating factor in the local market, with a NPA ratio that is far below that of the banking sector as a whole. There have been significant increases in customer funds in year-on-year terms (demand deposits and savings accounts up 13.5% and time deposits up 54.2%). As in the case of lending, there has been a significant gain in market share over the same period (demand deposits 24 basis points, savings deposits 164 basis points and time deposits 139 basis points). The most significant factor in earnings has been the high growth of net interest income, and thus of gross income (up 14.1% and 17.9% respectively). This has boosted net attributable profit to €203m, a rise of 17.7% on the figure for the same period in 2011.

In Peru, increased activity has been reflected in rises in all revenue lines. Lending increased by 11.6% on the close of September 2011, customer funds by 9.7% and gross income by 14.8%. As a result of the increased revenue, combined with that of expenses and loan-loss provisions, the net attributable profit was €123m, a year-on-year growth of 7.6%.

Venezuela continues to show signs of strong business activity. Lending increased by 46.9% since 30-Sep-2011, and customer funds by 49.3%. As a result, net interest income rose by 46.4% in year-on-year terms, and net fees and commissions by 40.4%. NTI fell, as the figures for first quarter of 2011 reflected the effect of the revaluation of US dollar positions. With increased expenses and lower loan-loss provisions, the net attributable profit totaled €240m, a rise of 65.2% on the same period in 2011.

Among the other banks, BBVA Panama reported earnings of €23m, BBVA Paraguay €10m and BBVA Uruguay €21m.

Pensions and Insurance

The Pensions and Insurance business in South America continued to perform well in the first nine months of 2012, with a net attributable profit of €187m, a rise of 25.9% on the same period in 2011. The results from the pensions business were particularly strong, with a net attributable profit of €121m (up 53.7% year-on-year), basically thanks to strong income from fees and commissions and tight control of expenses.

The insurance business contributed a net attributable profit of €67m, with a high level of written premiums. This reflects its commercial strength and offsets lower financial earnings. By companies, Seguros Argentina had a net attributable profit of €5.4m following the sale of ART and Retiro, thanks to its good commercial performance and moderate level of claims. Chile had a net attributable profit of €33m, Colombia posted a notable growth in profit to €22m and Seguros Provincial in Venezuela closed at €6.5m.

Highlights

•

BBVA Continental has raised USD 500 million in a successful 10-year bond issue at one of the lowest yields in the Peruvian market. This demonstrates its soundness and the confidence of international markets in the Peruvian franchise. The funds obtained will be used to meet demand for credit in the country.

•

For the third year in a row, BBVA Chile has been ranked as one of the most socially responsible companies in the country, according to the 2012 National Business Responsibility Ranking published by Fundación Prohumana and the magazine Qué Pasa. The main factors contributing to the award have been: the Niños Adelante (Forward, children) program; the work of the Corporate Volunteer scheme; the application of strict principles and ethical standards in its activity; the global Eco-efficiency plan; continuous improvement in professional standards; and the creation of an equality plan and diversity committee.

•	BBVA Chile has for the first time been listed in the Business Corporate Reputation Monitor (Merco) as one of the leading and most respected companies in the country.

South America. Data per country (banking business, pensions and insurance)

(Million euros)

	Operating income				Net attributable profit
Country	Jan.Sep. 12	Δ%	Δ% at constant exchange rates	Jan.-Sep. 11	Jan.-Sep. 12	Δ%	Δ% at constant exchange rates	Jan.-Sep. 11
Argentina	342	40.1	39.3	244	156	19.5	18.8	131
Chile	379	10.6	4.0	343	190	10.9	4.3	171
Colombia	429	48.4	33.0	289	250	36.1	22.0	184
Peru	502	36.9	19.6	367	142	34.6	17.6	105
Venezuela	764	64.8	50.1	464	246	77.7	61.8	139
Other countries (1)	47	5.8	(3.9)	44	30	26.9	13.3	23
Total	2,463	40.7	29.0	1,751	1,014	34.7	24.1	753

 (1) Panama, Paraguay, Uruguay, Bolivia and Ecuador. Additionally, it includes eliminations and other charges.

42	Business areas

The United States

Income statement

(Million euros)

					Units:
	The United States				BBVA Compass
	Jan.-Sep. 12	Δ%	Δ%(1)	Jan.-Sep. 11	Jan.-Sep. 12	Δ%	Δ%(1)	Jan.-Sep. 11
Net interest income	1,285	5.7	(3.6)	1,216	1,112	5.9	(3.0)	1,044
Net fees and commissions	463	(3.6)	(11.6)	480	388	(1.8)	(10.7)	396
Net trading income	121	10.2	1.3	109	97	30.5	22.0	72
Other income/expenses	(43)	(28.9)	(35.2)	(60)	(39)	(30.1)	(39.3)	(58)
Gross income	1,826	4.6	(4.4)	1,745	1,558	6.5	(2.4)	1,454
Operating costs	(1,191)	8.3	(1.1)	(1,100)	(1,042)	7.6	(1.2)	(960)
Personnel expenses	(672)	12.6	2.9	(597)	(590)	11.1	2.3	(525)
General and administrative expenses	(386)	2.3	(6.5)	(377)	(322)	2.8	(6.1)	(313)
Depreciation and amortization	(134)	6.0	(3.4)	(126)	(130)	5.4	(3.5)	(122)
Operating income	634	(1.7)	(10.0)	645	517	4.1	(4.7)	494
Impairment on financial assets (net)	(92)	(67.5)	(70.4)	(285)	(64)	(68.8)	(78.5)	(273)
Provisions (net) and other gains (losses)	(46)	99.8	88.4	(23)	(39)	n.m.	n.m.	(5)
Income before taxes	496	46.8	34.8	338	413	81.8	73.9	216
Income taxes	(155)	61.9	48.8	(96)	(129)	112.4	104.8	(57)
Net incomes	341	40.9	29.3	242	284	70.8	62.7	159
Non-controlling interests	-	-	-	-	-	-	-	-
Net attributable profit	341	40.9	29.3	242	284	70.8	62.7	159
(1) At constant exchange rate.
Balance sheet (Million euros)
					Units:
	The United States				BBVA Compass
	30-09-12	Δ%	Δ%(1)	30-09-11	30-09-12	Δ%	Δ%(1)	30-09-11
Cash and balances with central banks	4,514	58.5	51.8	2,847	3,538	89.1	90.6	1,778
Financial assets	7,905	(2.3)	(6.5)	8,096	7,821	7.8	4.1	7,196
Loans and receivables	39,731	(2.1)	(6.2)	40,564	35,375	11.2	7.7	31,445
Loans and advances to customers	37,525	(3.9)	(8.0)	39,054	33,532	8.7	5.0	30,588
Loans and advances to credit institutions and other	2,206	46.1	39.9	1,510	1,842	103.4	105.8	857
Inter-area positions	-	-	-	29	414	n.m.	n.m.	2
Tangible assets	776	(0.8)	(5.0)	782	762	1.9	(2.2)	746
Other assets	5,993	165.3	154.0	2,259	1,820	(9.1)	(13.9)	2,024
Total assets/Liabilities and equity	58,919	8.0	3.4	54,577	49,729	13.6	10.3	43,190
Deposits from central banks and credit institutions	7,716	(15.8)	(19.4)	9,161	4,602	7.1	3.3	4,265
Deposits from customers	38,435	4.6	0.1	36,753	37,590	14.4	11.1	32,411
Debt certificates	-	-	-	348	-	-	-	-
Subordinated liabilities	892	(22.8)	(26.1)	1,156	831	(9.7)	(14.6)	932
Inter-area positions	621	n.m.	n.m.	-	-	-	-	-
Financial liabilities held for trading	444	1.2	(3.1)	439	434	2.0	(2.1)	424
Other liabilities	7,811	120.3	110.9	3,546	3,814	37.0	35.1	2,703
Economic capital allocated	3,001	(5.5)	(9.5)	3,174	2,458	0.1	(4.1)	2,455

  (1) At constant exchange rate.

The United States	43

Significant ratios (Percentage)

As regards lending, business and industrial sector and car finance continue to post better results than other segments. The residential mortgage portfolio has also seen significant growth, as it has benefited from refinancing associated with government aid. However, as a whole, growth in lending has been modest in the third quarter of 2012, as it has been negatively affected by pressures on prices.

Finally, liquidity and capital levels are at record levels in the country’s financial industry, with capital allocation improved.

As a result, and according to data for the first half of 2012, the banking sector in the United States posted better earnings than in previous periods, although interest rates are expected to remain low and exert pressures on net interest income in the short term. Income from fees and commissions will also be lower as a result of regulatory changes. Against this background, banks have once again focused their attention on cost management. Streamlining of branches and investment in technology have received special attention.

Activity

Following the agreement reached with Oriental Financial Group to sell the Puerto Rico business, the assets of this unit have been classified as non-current assets held for sale. Practically all the information mentioned below, unless otherwise indicated (and as in the previous quarter) therefore refers to BBVA Compass which, as of September 30, 2012 accounted for 94% of the business volume in the area (meaning the sum of gross lending to customers plus total customer funds) and 83% of the net attributable profit.

	The United States
	30-09-12	30-06-12	30-09-11
Efficiency ratio	65.2	63.8	63.0
NPA ratio	2.4	2.8	3.8
NPA coverage ratio	94	82	69
Risk premium	0.30	0.26	0.99

The United States highlights in the third quarter

•    Sustained growth of the loan book.

•    Increase in customer deposits.

•    Sound capital ratios.

•    Significant increase in earnings thanks to favorable evolution of provisions, cost discipline and revenue resilience.

Industry Trends

The health of the banking system continues to improve in the United States. The number of banks experiencing problems has dropped. In addition, asset quality in general maintains a positive trend, with the NPA ratio falling for the ninth quarter in a row to 5.05%, the lowest figure since the fourth quarter of 2008. Asset quality has therefore become a favorable aspect for a growing majority of banks which, generally speaking, have returned to normal levels of provisions and reduced their NPA ratios.

44	Business areas

BBVA Compass continued to see sustained growth in its loan book over the quarter, with gross lending to customers of €34,383m as of 30-Sep-2012, up 4.5% year-on-year and 0.8% over the quarter. Loans to the commercial and residential real estate segment continue to drive growth in the bank’s lending activity, with year-on-year increases of 25.5% and 20.3%, respectively. Specifically, commercial loans are benefiting from the good performance of lending to the healthcare sector, public-sector finance and asset-based lending. The strategic plan of BBVA Compass includes a reduction in lending to the construction real estate industry, with a fall of 41.3% year-on-year and 8.7% quarter-on-quarter.

With respect to asset quality indicators in the area, the NPA ratio dropped to 2.4% at the close of September 2012, while the coverage ratio rose to 94%. At the end of the first half of 2012, the NPA ratio was 2.8% and the coverage ratio was 82%.

Customer deposits in BBVA Compass also grew by 4.6% in the quarter (up 9.5% over the last twelve months) thanks to recent campaigns to win new customers. Both demand and time deposits grew, although most of this increase was due to the continued rise in lower-cost liabilities (current and savings accounts).

Earnings

The United States generated a net attributable profit of €341m in the first nine months of 2012, a rise of 29.3% year-on-year,

and is gradually increasing its contribution to the Group’s earnings.

With respect to revenue, net interest income in the area continued to be negatively affected by the Guaranty run-off, the write-down of securities portfolios and the current environment marked by low interest rates and a practically flat curve. However there was also a positive impact from increased lending volume and a year-on-year reduction in the cost of deposits. In addition, new loans showed a trend towards improved yields. As a result, this heading remained at the levels seen in previous quarters and stood at €1,285m, down 3.6% on the amount posted for the same period in 2011. Income from fees and commissions between January and September also fell 11.6% to €463m as a result of regulatory pressures. Excluding these two items, BBVA Compass would have shown a slight year-on-year increase thanks partly to the rise in service fees, which went up 9% year to date. The other income/expenses heading

The United States	45

amounted to a negative €43m in the area, compared with –€66m in the first nine months of 2011 (at constant exchange rates). Finally, NTI rose slightly by 1.3% to €121m. As a result, the area’s gross income in the year through September totaled €1,826m (down 4.4% year-on-year) and shows high resilience if the situation in which it was generated is taken into account: low interest rates, turmoil in the markets and strong regulatory pressures.

Good management of operating expenses enabled costs to fall by 1.1% in the last 12 months to €1,191m. Specifically, certain expenses related to premises were brought down by more than half in Compass compared with the accumulated figure as of September 2011. Impairment losses on financial assets were in line with the trend seen in previous quarters, leading to a year-on-year decrease of 70.4% to €92m.

Finally, it is worth highlighting the sound capital ratios published by BBVA Compass as of September 30, 2012: 11.5% for Tier I and 11.3% for Tier I Common, both using local criteria.

In short, there has been a significant increase in the area’s earnings, very much supported on the local business, thanks to reduced impairments on financial assets, cost discipline and the resilient revenues.

Highlights

Below is a summary of the main initiatives undertaken in the area, as well as the most relevant highlights for the quarter:

•	Implementation of the new banking platform was completed in all the branches that BBVA Compass has in the 7 states where it operates. This complex conversion process was executed seamlessly and according to the originally planned timeline, and has received very positive feedback from users and customers. Benefits include an enhanced customer experience through differentiated, efficient, faster and customer-centric processes.

•

BBVA Compass opened its first office in Miami in order to expand its commercial and wealth management activities in South Florida. The new office, located in the financial center of the city, brings the total number of BBVA Compass offices in Florida to 47.

•

American Banker magazine has recognized BBVA Compass for its consumer-friendly, web-based collections approach. The award came as the organization has reduced dramatically its non-performing loans over the past two years.

•

BBVA Compass joined the ranks of Apple, Coca-Cola and some of the country’s most prestigious companies as a “Dale Carnegie Leadership Award” recipient. This important award recognizes those companies which place an emphasis on human resources, innovation and organizational creativity in order to achieve their business objectives. Specifically, it highlighted the bank’s commitment to providing excellent service and quality products to its customers, its constant dedication to the professional development of its employees and the sense of responsibility that drives a high level of community involvement.

•

BBVA Compass continues to benefit from the high profile of its brand. Specifically, the inauguration of the BBVA Compass stadium in Houston was mentioned more than 1,800 times in the media in the months following its opening ceremony, equivalent to nearly 29 million dollars of advertising value.

46	Business areas

Corporate Activities

Income statement

(Million euros)

	Corporate Activities
	January-Sep. 12	Δ%	January-Sep. 11
Net interest income	(404)	(12.2)	(460)
Net fees and commissions	(228)	42.8	(160)
Net trading income	415	158.8	161
Other income/expenses	138	(18.7)	169
Gross income	(79)	(72.7)	(290)
Operating costs	(789)	12.5	(701)
Personnel expenses	(444)	14.6	(387)
General and administrative expenses	(99)	(13.6)	(115)
Depreciation and amortization	(246)	23.6	(199)
Operating income	(868)	(12.4)	(991)
Impairment on financial assets (net)	9	n.m.	(46)
Provisions (net) and other gains (losses)	(1,238)	79.4	(690)
Income before tax	(2,098)	21.5	(1,727)
Income tax	818	8.6	753
Net income	(1,280)	31.4	(974)
Non-controlling interests	1	(39.3)	2
Net attributable profit	(1,279)	31.6	(972)
Adjusted (1)	(308)	-	(235)
Net attributable profit (adjusted) (1)	(971)	31.8	(737)
In 2011 and 2012, impairment charge related to the deterioration of the real estate sector in Spain. And in the third quarter of 2012, impact of Unnim badwill.
Balance sheet (Million euros)
	Corporate Activities
	30-09-12	Δ%	30-09-11
Cash and balances with central banks	(415)	(80.7)	(2,153)
Financial assets	32,893	25.6	26,197
Loans and receivables	(3,880)	(30.1)	(5,548)
Loans and advances to customers	934	n.m.	(3,274)
Loans and advances to credit institutions and other	(4,814)	111.7	(2,274)
Inter-area positions	(365)	21.2	(301)
Tangible assets	4,130	32.1	3,125
Other assets	23,314	20.9	19,278
Total assets/liabilities and equity	55,676	37.1	40,598
Deposits from central banks and credit institutions	13,990	n.m.	(172)
Deposits from customers	24,269	(25.3)	32,476
Debt certificates	68,462	(9.4)	75,600
Subordinated liabilities	3,277	(1.2)	3,317
Inter-area positions	(54,552)	(24.6)	(72,394)
Financial liabilities held for trading	(4,805)	56.6	(3,068)
Other liabilities	(7,509)	31.2	(5,721)
Valuation adjustments	(2,300)	(32.6)	(3,414)
Shareholders’ funds	42,802	9.8	38,995
Economic capital allocated	(27,958)	11.7	(25,021)

Corporate Activities	47

The most relevant aspects of earnings in this area in the first nine months of 2012 are summarized below:

•

Net interest income was less negative than in the same period of 2011, with –€404m as of September 2012, compared with –€460m 12 months earlier. This heading has continued to improve as a result of positive management of the structural interest-rate risk against the backdrop of falling interest rates.

•

Favorable performance of NTI, basically as a result of the capital gains recorded on the repurchase of securitization bonds in the second quarter of 2012. As a result, there was significant growth of 158.8% in NTI over the last 12 months to €415m.

•	Gross income was a negative €79m, which compares favorably with the figure posted in the same period in 2011 (a negative €290m).

•	Operating expenses continue to reflect the Group’s investment effort in staff training, technology, brand and infrastructure. They increased by 12.5% year-on-year to €789m

•	There was a significant additional increase in provisions to absorb the impairment on the real estate and foreclosed assets in Spain, and the Unnim operation generated badwill.

•

As a result, net attributable profit in the area between January and September 2012 was a negative €971m, compared with a negative €737m 12 months earlier. This more negative performance than in the same period of the previous year is due to the provisioning effort mentioned above, since operating income performed better than in the first nine months of 2011.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Liquidity management helps to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management continues to be to encourage the financial independence of its subsidiaries in America. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business.

In the third quarter of 2012, long-term wholesale financial markets in Europe were once more affected by the extreme volatility of the sovereign risk premium, although there was a significant improvement in September. The measures adopted by the ECB at its meeting on September 6 have led to a significant reduction in risk premiums in Europe and thus the opening of the medium-term financial markets. In this environment, BBVA has successfully completed several senior debt deals with a very significant demand, demonstrating its access to the market at very successful conditions in terms of price and amount.

Short-term finance in Europe has also performed very well, with great stability in the amounts gathered.

The environment outside Europe has also been very constructive. BBVA has successfully completed issues in Mexico and Peru, among other markets. This situation of greater international stability has also enabled the Group to strengthen its retail liquidity position thanks to its customer-centric approach.

To sum up, BBVA’s proactive policy in its liquidity management, its proven ability to access the market in difficult environments, its retail business model, its lower volume of debt redemptions compared to its peers and its relatively small volume of assets give it a comparative advantage against its European competitors. Moreover, the increased proportion of retail deposits on the liability side of the balance sheet in all the geographical areas continues to strengthen the Group’s liquidity position and to improve its financing structure.

The Bank’s capital management has a twofold aim: to maintain levels of capitalization appropriate to the business targets in all the countries in which it operates and, at the same time, to maximize return on shareholders’ funds through the efficient allocation of capital to the various units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred shares and subordinated debt.

In July this year BBVA paid in cash the first interim dividend against 2012 earnings, for an amount of €0.10 per share. In September it once again announced payment of its traditional second dividend through the remuneration scheme known as the “Dividend Option”, which offers shareholders a wider range of remuneration alternatives for their shares. This mechanism also allows the Group to accumulate capital through a higher proportion of retained earnings in the current year.

In addition, the acquisition of Unnim was completed in the third quarter of 2012. The deal consumed around 10 basis points of core capital. There was also the announcement of a tender offer to repurchase 15 issues of preferred securities and subordinated bonds distributed through Unnim’s retail network (T1, UT2 and LT2) at 95% of their nominal value for €490m, in exchange for the Bank’s treasury shares. Thus, BBVA offers a solution to Unnim customers and provides them with liquidity and profitability (some of these instruments paid no coupon). In addition, the deal protects the interests of BBVA shareholders, since this exchange is not dilutive, and it will have a positive impact on the Group’s generation of core capital in the fourth quarter of 2012. Thus, the Unnim acquisition will be practically neutral in terms of capital consumption.

In the third quarter, BBVA Bancomer issued USD 1.5 billion in subordinated debt, thus strengthening the Group’s Tier II capital.

In conclusion, the current solvency levels enable the Bank to fulfill all of its capital objectives. Also of note is the analysis conducted by Oliver Wyman, which confirmed BBVA’s sound capital position that places it in Group 0 (banks with no capital requirements). The Group estimates that under the new Basel III regulations it will reach a fully-loaded core ratio of over 9% at the end of 2013, taking into account organic generation and other capital accumulation operations already announced.

48	Business areas

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises in the Americas, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

In the third quarter of the year, BBVA maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area, with aggregate hedging of close to 50%. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected in the Americas for 2012 is also strictly managed. In the third quarter, the impact of variations in exchange rates has been positive, both on the income statement and on capital adequacy ratios. For 2012 as a whole, the same prudent and proactive policy will be pursued in managing the Group’s foreign-exchange risk from the standpoint of its effect on capital adequacy ratios and on the income statement.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In the first nine months of 2012, the results of this management have been very satisfactory, with extremely limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps, FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings).

Holdings in Industrial and Financial Companies

This unit manages the portfolio of industrial and financial investments in companies operating in the telecommunications, media, electricity, oil, gas and financial sectors. Like Asset/Liability Management, it lies within the Group’s Finance Division.

BBVA applies strict requirements to this portfolio regarding risk-control procedures, economic capital consumption and return on investment, diversifying investments across different sectors. It also applies dynamic hedging and monetization management strategies to its holdings. In the first nine months of 2012 it invested €460m and divested €230m.

As of September 30, 2012, the market value of the holdings in Industrial & Financial Companies portfolio was €2,816m.

Corporate Activities	49

Other information:

Corporate & Investment Banking

Income statement

(Million euros)

	Corporate & Investment Banking

	January-Sep. 12	Δ%	Δ%(1)	January-Sep. 11
Net interest income	1,289	12.2	9.8	1,149
Net fees and commissions	529	8.7	6.6	486
Net trading income	183	(10.6)	(15.7)	205
Other income/expenses	66	3.4	7.0	63
Gross income	2,067	8.6	6.0	1,904
Operating costs	(659)	5.5	3.3	(625)
Personnel expenses	(370)	0.5	(1.0)	(368)
General and administrative expenses	(279)	10.5	7.3	(253)
Depreciation and amortization	(11)	119.5	113.0	(5)
Operating income	1,408	10.0	7.4	1,279
Impairment on financial assets (net)	(109)	82.3	78.8	(60)
Provisions (net) and other gains (losses)	(11)	50.4	38.6	(7)
Income before tax	1,288	6.2	3.7	1,212
Income tax	(379)	9.3	6.7	(346)
Net income	909	5.0	2.5	866
Non-controlling interests	(90)	52.0	38.1	(59)
Net attributable profit	819	1.5	(0.4)	806
(1) At constant exchange rates.
Balance sheet (Million euros)

	Corporate & Investment Banking

	30-09-12	Δ%	Δ%(1)	30-09-11
Cash and balances with central banks	8,131	(4.7)	(6.1)	8,528
Financial assets	87,474	10.3	7.8	79,298
Loans and receivables	65,161	(12.6)	(14.4)	74,547
Loans and advances to customers	53,712	(2.3)	(5.0)	54,997
Loans and advances to credit institutions and other	11,449	(41.4)	(41.5)	19,549
Inter-area positions	16,534	n.m.	n.m.	2,903
Tangible assets	35	42.0	39.0	25
Other assets	3,004	27.0	23.7	2,365
Total assets/liabilities and equity	180,340	7.6	5.2	167,666
Deposits from central banks and credit institutions	73,093	32.2	28.7	55,302
Deposits from customers	36,274	(25.6)	(27.8)	48,769
Debt certificates	(106)	(46.9)	(46.9)	(199)
Subordinated liabilities	1,623	(17.7)	(20.7)	1,973
Inter-area positions	-	-	-	-
Financial liabilities held for trading	58,509	19.9	19.5	48,779
Other liabilities	5,395	(41.9)	(43.9)	9,283
Economic capital allocated	5,550	47.7	43.2	3,758
(1) At constant exchange rates.

50	Business areas

CIB highlights in the third quarter

•	Positive performance of lending activity in Latin America and reduction in Europe and the United States.

•	Favorable performance of customer funds in September, which represents a turning point.

•	Resilience and recurrence of earnings in a very complex environment.

At global level, gross customer lending as of 30-Sep-2012 was €54,432m, 4.9% down on the figure for the same date in 2011. This is mainly due to the deleveraging process underway in the European and U.S. economies. As part of this process, CIB has reduced its lending exposure in Spain, Eurasia and the United States, while in Mexico and South America it has risen by 3.2% and 5.5% respectively in year-on-year terms.

Customer funds (both on and off-balance sheet) closed September at €38,883m, a fall of 26.3% on the figure for 30-Sep-2011, explained by the rating downgrades of the Spanish sovereign and BBVA. As in the case of lending exposure, performance in Latin America has been positive. Customer funds have continued to grow at a good pace (7.2% in Mexico and 6.4% in South America, both in year-on-year terms). It is worth pointing out that while the level of customer funds fell from May to August, in September there was an upturn, with an increase of 13.7% on the balance at the end of August.

Industry Trends

The economic environment in the third quarter of 2012 was very complex, with extremely high volatility in the financial markets at the start of the period. Half-way through the quarter, the trend changed, mainly due to the already mentioned announcement by the ECB of possible sovereign debt purchases in cases where economies within the euro zone needed stabilization. This new environment has helped reduce volatility and pushed-up the fixed-income and equity markets globally. These effects are positive for banks with exposure to the global markets business. Against this backdrop, transactional and lending activity remains well below pre-2009 levels. Trade finance is also down as a result of a slight slowdown in some of the most dynamic economies (such as China and Brazil).

In this turbulent situation, Corporate & Investment Banking has managed to improve its earnings compared with those for the first nine months of 2011, by leveraging its relationship with key clients and its geographical diversification.

Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates.

Activity

With respect to the balances of CIB activity, there are two clearly differentiated scenarios.

Earnings

In this difficult environment CIB has managed to post highly recurring and resilient earnings. In the first nine months of 2012 it generated gross income of €2,067m, a rise of 6.0% on the figure for the same period last year. By geographical areas, revenue grew in South America, Mexico and Spain (up 30.8%, 38.0% and 2.6%, respectively) and fell in Eurasia and the United States (down 26.2% and 10.0%, respectively). Progress in South America and Mexico can be explained by buoyant activity. The growth in Spain is due to increased income from fees and commissions. The decrease in Eurasia and the United States is the result of reduced banking activity.

Cumulative operating expenses through September continued at a similar year-on-year pace to the first half of 2012 (up 3.3%). The tight cost control of the previous quarter is still in place.

This evolution of revenue and expenses result in an operating income for January to September 2012 was €1,408m, a year-on-year growth of 7.4%.

Impairment losses on financial assets stood at €109m. These account for 7.7% of operating income. Thus, the cumulative net attributable profit was €819m, very similar to the figure posted 12 months previously (down 0.4% year-on-year).

Corporate & Investment Banking	51

The asset quality of the various units in this area remains stable. The NPA ratio continues at 0.6%, the same figure as the close of June 2012, while the coverage ratio improved over the quarter to 151%.

Highlights

The most important deals carried out by the different CIB departments on the third quarter of 2012 are summarized below:

In Corporate Finance, BBVA is leader in Spain as advisor in transactions. According to Thomson Reuters, the Group has advised in 49 deals since 2009. Recently it worked with Cementos Portland in a private placement underwritten by the U.S. Blackstone Group, and with Enagás on the acquisition of 90% of Naturgas Energía Transporte. In America, BBVA has continued to strengthen its franchise, particularly in Mexico, where it is currently very active.

In Equity Capital Markets, the Bank has been joint bookrunner in the domestic initial public offering (IPO) of Santander Mexico, worth €3,179m. This was the third biggest deal this year at global level and the second biggest ever in Latin America.

Corporate Lending has maintained its leading position in Spain in bilateral and syndicated loans (including FCC, Abertis and Cementos Portland). In the Untied States, BBVA continues to strengthen the Compass franchise with numerous syndicated deals (including Avon, Best Buy and H&R Block). In Latin America, it has maintained its leading position thanks to the promotion of both bilateral and syndicated loans in Mexico (including Comex, Frisa, Kaluz) and Colombia (UNE).

Project Finance continues to be leader in Europe, with the completion of deals including structured finance for hospitals in Tuscany (Italy) and the Carrington combined-cycle plant in the United Kingdom. In Latin America the Bank has led operations in renewable energy (loan and project bonds in Oaxaca, Mexico), conventional energy (hydropower plant in Cerro del Águila, Peru, and combined-cycle plant in Salamanca, Mexico) and infrastructures (project bond for Red de Carreteras de Occidente in Mexico). In the United States it was mandated lead arranger in the finance of Sabine Pass and in financing parking lots in Ohio and in Parkway prison.

Leveraged Finance has also confirmed its leading position in Spain. It has structured and collaborated on four leveraged acquisitions in various sectors. In Europe it was mandated lead arranger in the finance of a leveraged buy-out (LBO) in Italy for one of the biggest global financial investors.

Structured Trade Finance increased its CESCE-backed guarantee activity in Spain, and a credit line for FCC stands-out. In the rest of Europe BBVA has a major position financing exports, particularly to Latin American countries, Turkey and Asia, and participating in new programs developed by European export credit agencies (ECAs). In Asia BBVA has closed the second tranche of the buyer’s credit line for Telefónica-Huawei with China Development Bank and Industrial & Commercial Bank of China.

In Global Transactional Banking the fund gathering operations and customer deposits are worth mentioning. In Spain, tax management for over €300m and a deposit of USD 300m was arranged with the leading oil company. In Mexico an exclusive agreement was closed to offer services for card-payment terminals, payrolls and commercial alliances with one of the most important groups in the country. Three requests for proposals (RFPs) were awarded in Portugal and Mexico. These are generating new transactional business, in particular payment management and international collection, with the leading telecommunications company in Portugal. Finally, “BBVA net cash” received the “Best Web Design in Latin America” award from Global Finance. The “BBVA global net cash” on-line banking system was also launched, giving multinational companies a global connection with the capacity to operate at local level.

Global Markets has continued to grow in an environment affected by economic and financial tension linked to instability in Europe and political change in the United States. Gross income amounted to €867m, an increase of 9.3% on the first nine months of 2011. This growth was boosted by the continued participation of Global Markets in solutions for its clients, thus providing stable franchise revenue for the unit.

In Spain Global Markets achieved good earnings figures: total mark-to-market revenue increased by over 20% year-on-year. SMEs, and the retail and corporate customer segments posted the biggest growth. By product type, interest rates, exchange rates and lending have increased at double-digit rates in year-on-year terms. BBVA continues to be the market leader in equity brokerage, with a market share of 16.4% in September 2012, nearly 9 percentage points above its nearest competitor. BBVA Research obtained an award as best stock-market analyst from Thomson Reuters for the quality of its forecasting and recommendations.

In Eurasia, revenue from SMEs and retail customers has grown above 40% compared with the cumulative total through September 2011. There was a notable increase in total franchise revenue from the Milan (up 60%) and Taiwan trading floors, the latter practically tripling its earnings compared with the same period in 2011.

In Mexico, Global Markets is still well positioned to take advantage of the country’s positive economic situation. This environment has helped customer revenue to perform well, as all the products posted positive results. As a result of the above, Global Markets gross income grew 80.4% year-on-year.

BBVA in South America continues to boost its local distribution capacity. Global Markets revenue in the area increased by 25.9% year-on-year.

In the United States revenue from interest rates was particularly good, with a rise of 47% on the first nine months of 2011. BBVA is continuing to make progress in its strategy to integrate the business, focusing on its competitive advantages: the Compass distribution network, its know-how in derivatives and its Latin American products as a differentiating factor for investors.

52	Business areas

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 - 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 62 01

E-mail:inversoresbbva@grupobbva.com

New York Office

1345 Avenue of the Americas, 45th Floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

London Office

108 Cannon Street, London EC4N 6EU

Telephone: +44 207 648 7671

Hong Kong Office

43/F, two International Finance Centre;

8 Finance Street

Central Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 2, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer